Exhibit 99.1

ABOUT US

China Southern Airlines Company Limited, a member of the SKYTEAM, with its headquarter located in Guangzhou, and the logo of which is a red kapok on the blue vertical stabilizer, ranked the first among all Chinese airlines in terms of the largest fleet, the most developed route network and the largest passenger capacity.

By the end of the reporting period, the Company had a fleet of 786 passenger and cargo aircraft, ranking the first in Asia and the fourth worldwide in terms of fleet scale, and is the first airlines operating both Airbus A380 and Boeing 787 throughout the world.

SURPASSING THE LIMIT

RELEASING THE POTENTIAL

CONTENTS

ABOUT US
4	Important Information
5	Definitions
8	Company Information

OPERATING RESULTS
11	Principal Accounting Information and Financial Indicators
14	Summary of Operating Data
18	Summary of Fleet Data
19	Report of Directors
26	Management Discussion and Analysis

CORPORATE GOVERNANCE
40	Important Matters
52	Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests
56	Directors, Supervisors, Senior Management and Employees
57	Corporate Bond

FINANCIAL REPORT
65	Review Report
66	Interim Financial Report

About Us

Important Information

I.

The board of directors (the “Board”) and the supervisory committee (the “Supervisory Committee”) of the Company and its directors (the “Directors”), supervisors (the “Supervisors”) and senior management warrant the truthfulness, accuracy and completeness of the content contained in this interim report, and the report does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility.

II.

This report was considered and approved at the fourth meeting of the eighth session of the Board on 28 August 2018. 7 Directors were required to attend the meeting and 6 of them attended in person. Director Tan Wan Geng did not attend the meeting because of business reason, and authorized Director Zhang Zi Fang to attend and vote on his behalf.

III.	The financial statements contained in this interim report of the Company have been prepared under IFRSs and have not been audited.

IV.

Mr. Wang Chang Shun (Chairman and the responsible person of the Company), Mr. Tan Wan Geng (person in charge of accounting, Vice Chairman and President of the Company), Mr. Xiao Li Xin (the responsible person of the accounting department, Vice President, Chief Accountant and Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this interim report.

V.

Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment.

VI.	During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilized the non-operating funds of the Company.

VII.	During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

VIII.	The Company has stated in details the possible risks in this report. Investors are advised to refer to the section headed “Management Discussion and Analysis – IX. Risk Factors Analysis”.

Definitions

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited

Group	China Southern Airlines Company Limited and its subsidiaries

CSAH	China Southern Air Holding Limited Company, formerly known as China Southern Air Holding Company

Xiamen Airlines	Xiamen Airlines Company Limited

Xiongan Airlines	China Southern Airlines Xiongan Airlines Company Limited

Guizhou Airlines	Guizhou Airlines Company Limited

Zhuhai Airlines	Zhuhai Airlines Company Limited

Shantou Airlines	Shantou Airlines Company Limited

Chongqing Airlines	Chongqing Airlines Company Limited

Henan Airlines	China Southern Airlines Henan Airlines Company Limited

Hebei Airlines	Hebei Airlines Company Limited

Jiangxi Airlines	Jiangxi Airlines Company Limited

Finance Company	China Southern Airlines Group Finance Company Limited

GSC	China Southern Airlines Group Ground Services Co., Ltd.

Nan Lung	Nan Lung Holding Limited

SACM	China Southern Airlines Group Culture and Media Co., Ltd.

SPV	China Southern Airlines No. 1 Lease (Tianjin)

China Southern Airlines No. 2 Lease (Tianjin)

China Southern Airlines No. 3 Lease (Tianjin)

China Southern Airlines No. 4 Lease (Guangzhou)

China Southern Airlines No. 5 Lease (Tianjin)

China Southern Airlines No. 6 Lease (Tianjin)

China Southern Airlines No. 7 Lease (Tianjin)

China Southern Airlines No. 8 Lease (Tianjin)

China Southern Airlines No. 9 Lease (Guangzhou)

China Southern Airlines No. 10 Lease (Guangzhou)

China Southern Airlines No. 12 Lease (Tianjin)

China Southern Airlines No. 13 Lease (Tianjin)

China Southern Airlines No. 14 Lease (Tianjin)

China Southern Airlines No. 15 Lease (Tianjin)

China Southern Airlines No. 16 Lease (Guangzhou)

China Southern Airlines No. 17 Lease (Guangzhou)

China Southern Airlines No. 18 Lease (Guangzhou)

China Southern Airlines No. 19 Lease (Guangzhou)

China Southern Airlines No. 20 Lease (Guangzhou)

China Southern Airlines No. 21 Lease (Guangzhou)

China Southern Airlines No. 22 Lease (Guangzhou)

China Southern Airlines No. 23 Lease (Guangzhou)

American Airlines	American Airlines, Inc.

Sichuan Airlines	Sichuan Airlines Company Limited

PRC	The People’s Republic of China

CSRC	China Securities Regulatory Commission

NDRC	National Development and Reform Commission

SASAC	State-owned Assets Supervision and Administration Commission of the State Council

CAAC	Civil Aviation Administration of China

SkyTeam	SkyTeam Alliance, one of the three major airline alliances in the world. Please refer to the website http://www.skyteam.com/for more details about the SkyTeam Alliance

SSE	Shanghai Stock Exchange

Stock Exchange	The Stock Exchange of Hong Kong Limited

Articles of Association	Articles of Association of China Southern Airlines Company Limited

Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

SFO	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

Available Seat Kilometers or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

Available Tonne Kilometers or “ATK”	the tonnes of capacity available for the transportation multiplied by the kilometers flown

Available Tonne Kilometers – passenger	the tonnes of capacity available for passenger multiplied by the kilometers flown

Available Tonne Kilometers – cargo	the tonnes of capacity available for cargo and mails multiplied by the kilometers flown

Revenue Passenger Kilometers or “RPK”	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown

Revenue Tonne Kilometers or “RTK”	i.e. total traffic volume, the tonnes of revenue load (for passengers and cargo) multiplied by the kilometers flown

Revenue Tonne Kilometers – cargo or “RFTK”	i.e. cargo and mail traffic volume, the tonnes of revenue load for cargo multiplied by the kilometers flown

Revenue Tonne Kilometers – passenger	the tonnes of revenue load for passenger multiplied by the kilometers flown

Aircraft Utilization Rate	Flight hours that aircraft can serve during specified time

Passenger Load Factor	RPK expressed as a percentage of ASK

Revenue flight hours	Flighting hours of commercial flying

Overall Load Factor	RTK expressed as a percentage of ATK

Yield per ASK	revenue from passenger operations divided by ASK

Yield per RFTK	revenue from cargo operations divided by RFTK

Company

Information

Chinese Name:

中國南方航空股份有限公司

Chinese Short Name:

南方航空

English Name:

China Southern Airlines Company Limited

English Short Name:

CSN

Legal Representative:

Wang Chang Shun

Board and Company Secretary:

Xie Bing

Securities Affairs Representative:

Xu Yang

Shareholder Enquiry:

Company Secretary Bureau of the Company

Telephone:

+86-20-86124462

Fax:

+86-20-86659040

E-mail:

ir@csair.com

Address:

China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Registered Address:

Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street Huangpu District, Guangzhou, Guangdong Province, PRC

WeChat Official Account:

China Southern Airlines

WeChat QR Code:

Place of Business*:

China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC*

Place of Business in Hong Kong:

Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong

Website of the Company:

www.csair.com

E-mail:

webmaster@csair.com

Authorized Representative under the Listing Rules of the Stock Exchange:

Tan Wan Geng and Xie Bing

Controlling Shareholder:

China Southern Air Holding Limited Company

Principal Bankers:

China Development Bank

Industrial & Commercial Bank of China

Bank of China

Agricultural Bank of China

China Construction Bank

Designated Newspapers for Information Disclosure (A Shares):

China Securities Journal, Shanghai Securities News, Securities Times

Designated Website for Information Disclosure (A Shares):

www.sse.com.cn

Designated Website for Information Disclosure (H Shares):

www.hkexnews.hk

Interim Report Available for Inspection:

Company Secretary Bureau

APP:

China Southern Airlines

Sina Weibo:

http://weibo.com/csair

*	The Company has changed its address of place of business on 17 May 2018. Please refer to the announcement of the Company dated 17 May 2018 for details.

Place of Listing of A Shares:

Shanghai Stock Exchange

Short Name of A Shares:

南方航空

Stock Code of A Shares:

600029

A Share Registrar:

China Securities Depository and Clearing Corporation

Limited Shanghai Branch

Floor 36, China Insurance Building,

166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares:

The Stock Exchange of Hong Kong Limited

Short Name of H Shares:

CHINA SOUTH AIR

Stock Code of H Shares:

01055

H Share Registrar:

Hong Kong Registrars Limited

17M Floor, Hopewell Centre, 183 Queen’s Road East,

Wanchai, Hong Kong

Place of Listing of N Shares:

New York Stock Exchange

Short Name of N Shares:

China Southern Air

Stock Code of N Shares:

ZNH

N Share Registrar:

BNY Mellon Shareowner Service

P.O.Box 505000

Louisville KY40233-5000, U.S.A

Domestic Legal Adviser:

Z&T Law Firm

Overseas Legal Adviser:

DLA Piper Hong Kong

Domestic Auditors:

KPMG Huazhen LLP

Address of Domestic Auditors:

8th Floor, KPMG Tower

Oriental Plaza

1 East Chang An Avenue

Beijing, China

Overseas Auditors:

KPMG

Address of Domestic Auditors:

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

Operating Results

PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS

I.	PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS OF THE COMPANY AS AT THE END OF THE REPORTING PERIOD

(I)	Principal Accounting Information

Principal Accounting Information	January to June 2018	January to June 2017	Unit: RMB million Increase/ (decrease) %
Operating revenue	67,520	60,488	11.63
Profit attributable to equity shareholders of the Company	2,095	2,772	(24.42)
Net cash flow generated from operating activities	7,363	7,119	3.43

Principal Accounting Figures	30 June 2018	31 December 2017	Increase/ (decrease) %
Total equity attributable to equity shareholders of the Company	51,808	49,936	3.75
Total assets	229,462	218,718	4.91

(II)	Principal Financial Information

Principal Financial Data	January to June 2018	January to June 2017	Increase/ (decrease) %
Basic earnings per share (RMB/share)	0.21	0.28	(25.00)
Diluted earnings per share (RMB/share)	0.21	0.28	(25.00)

II.	DIFFERENCE ON THE ACCOUNTING INFORMATION BETWEEN THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISE (“PRC GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

(I)	Difference in Net Profit and Net Assets Attributable to Equity Shareholders of the Company under Consolidated Financial Information in Financial Statements between PRC GAAP and IFRSs

			Unit: RMB million

	Net profit attributable to equity shareholders of the Company		Net asset attributable to equity shareholders of the Company
	January to June 2018	January to June 2017	30 June 2018	31 December 2017
Amounts under PRC GAAP	2,137	2,768	51,508	49,594
Adjustments:
Capitalisation of exchange difference of specific loans (a)	(58)	15	138	196
Government grants (b)	—	1	(8)	(8)
Adjustment arising from the Company’s business combination under common control (c)	—	(1)	237	237
Tax impact of the above adjustments	14	(4)	(33)	(47)
Effect of the above adjustments on non-controlling interests	2	(7)	(34)	(36)

Amounts under IFRSs	2,095	2,772	51,808	49,936

(II)	Explanation on the Differences between PRC GAAP and IFRSs:

(a)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)

Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the accounting policy change under PRC GAAP which became effective in 2017, the Group deducted the government grants related to purchase of assets (other than special funds) from the cost of the related assets. The accounting treatment is consistent with IFRSs.

The difference is resulted from government grants received prior to 2017 and recognised in capital reserve under PRC GAAP.

(c)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

III.	MAJOR CHARGES ON ASSETS, COMMITMENTS AND CONTINGENT LIABILITIES

As at 30 June 2018, certain aircraft of the Group with an aggregate carrying value of approximately RMB91,061 million (as at 31 December 2017: RMB83,687 million) were mortgaged under certain loans or certain lease agreements.

As at 30 June 2018, the Group had capital commitments (exclusive of investment commitments) of approximately RMB104,313 million (as at 31 December 2017: RMB108,856 million). Of such amounts, RMB82,490 million related to the acquisition of aircraft and related flight equipment and RMB21,823 million for other projects.

Details of contingent liabilities of the Group are set out in Note 23 to the interim financial report prepared under International Accounting Standard 34.

Summary of Operating Data

	For the six months ended 30 June
	2018	2017	Increase/ (decrease) %
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	85,924.84	77,156.99	11.36
Hong Kong, Macau and Taiwan	1,586.08	1,398.56	13.41
International	36,766.85	32,144.71	14.38

Total:	124,277.77	110,700.27	12.27

Revenue tonne kilometers (RTK) (million)
Domestic	8,383.69	7,632.67	9.84
Hong Kong, Macau and Taiwan	150.87	134.35	12.30
International	5,977.54	5,389.58	10.91

Total:	14,512.10	13,156.60	10.30

Revenue tonne kilometers (RTK) – Passenger (million)
Domestic	7,574.88	6,807.82	11.27
Hong Kong, Macau and Taiwan	139.33	122.91	13.36
International	3,228.63	2,824.57	14.31

Total:	10,942.83	9,755.29	12.17

Revenue tonne kilometers (RTK) – Cargo and mail (million)
Domestic	808.80	824.86	(1.95)
Hong Kong, Macau and Taiwan	11.54	11.44	0.87
International	2,748.92	2,565.02	7.17

Total:	3,569.26	3,401.31	4.94

Passengers carried (thousand)
Domestic	57,406.81	52,059.47	10.27
Hong Kong, Macau and Taiwan	1,225.10	1,122.18	9.17
International	8,719.21	7,406.42	17.73

Total:	67,351.13	60,588.06	11.16

	For the six months ended 30 June
	2018	2017	Increase/ (decrease) %
Cargo and mail carried (thousand tonnes)
Domestic	507.76	511.00	(0.63)
Hong Kong, Macau and Taiwan	10.15	10.26	(1.07)
International	312.40	289.22	8.01

Total:	830.31	810.48	2.45

Capacity
Available seat kilometers (ASK) (million)
Domestic	103,906.74	93,410.37	11.24
Hong Kong, Macau and Taiwan	2,124.25	1,878.69	13.07
International	44,720.08	39,195.19	14.10

Total:	150,751.07	134,484.25	12.10

Available tonne kilometers (ATK) (million)
Domestic	11,814.67	10,744.67	9.96
Hong Kong, Macau and Taiwan	242.75	219.91	10.39
International	8,473.45	7,626.69	11.10

Total:	20,530.88	18,591.27	10.43

Available tonne kilometers (ATK) – Passenger Traffic (million)
Domestic	9,351.61	8,406.93	11.24
Hong Kong, Macau and Taiwan	191.18	169.08	13.07
International	4,024.81	3,527.57	14.10

Total:	13,567.60	12,103.58	12.10

Available tonne kilometers (ATK) – Cargo and mail (million)
Domestic	2,463.06	2,337.74	5.36
Hong Kong, Macau and Taiwan	51.57	50.83	1.46
International	4,448.65	4,099.12	8.53

Total:	6,963.28	6,487.69	7.33

	For the six months ended 30 June
Load factor	2018	2017	Increase/(decrease) percentage points
Passenger load factor (RPK/ASK) (%)
Domestic	82.69	82.60	0.09
Hong Kong, Macau and Taiwan	74.67	74.44	0.23
International	82.22	82.01	0.21

Average:	82.44	82.31	0.13

Total load factor (RTK/ATK) (%)
Domestic	70.96	71.04	(0.08)
Hong Kong, Macau and Taiwan	62.15	61.09	1.06
International	70.54	70.67	(0.13)

Average:	70.68	70.77	(0.09)

Yield:			Increase/ (decrease) %
Yield per ASK (RMB)
Domestic	0.44	0.44	—
Hong Kong, Macau and Taiwan	0.55	0.59	(6.78)
International	0.31	0.30	3.33

Average:	0.40	0.40	—

Yield per RFTK (RMB)
Domestic	1.17	1,17	—
Hong Kong, Macau and Taiwan	4.56	4.03	13.15
International	1.27	1.24	2.42

Average:	1.26	1.23	2.44

Yield per RTK (RMB)
Domestic	5.51	5.46	0.92
Hong Kong, Macau and Taiwan	8.14	8.61	(5.46)
International	2.93	2.78	5.40

Average:	4.47	4.39	1.82

	For the six months ended 30 June
	2018	2017	Increase/ (decrease) %
Cost
Operating expenses per ATK (RMB)	3.18	3.11	2.25
Flight Volume
Kilometers flown (million)	851.98	783.32	8.77
Hours flown (thousand)
Domestic	1,021.48	952.19	7.28
Hong Kong, Macau and Taiwan	20.05	18.08	10.90
International	303.62	272.85	11.28

Total:	1,345.15	1,243.11	8.21

Number of flights (thousand)
Domestic	448.41	425.05	5.50
Hong Kong, Macau and Taiwan	9.51	8.99	5.78
International	61.79	55.15	12.04

Total:	519.71	489.19	6.24

Note:	Discrepancies between the column sum are due to rounding of percentage numbers.

Summary of Fleet Data

As at 30 June 2018, the scale and structure of fleet, the age of aircraft and the delivery and disposal of aircraft of the Group were as follows:

						(unit: number of aircraft)

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Age of aircraft	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft at the end of the reporting period
Passenger Aircraft
Airbus
A380 Series	0	2	3	6.1	0	0	5
A330 Series	10	30	8	5.9	3	0	48
A320 Series	104	83	92	8.1	8	0	279
Boeing
B787 Series	2	23	1	2.8	6	0	26
B777 Series	0	9	2	4.9	0	1	11
B757 Series	0	0	4	15.1	0	2	4
B737 Series	155	76	142	6.0	25	7	373
Other
EMB190	20	0	6	6.0	0	0	26
Passenger Aircraft Sub-total	291	223	258	6.7	42	10	772
Freighter
B747 Series	0	0	2	15.9	0	0	2
B777 Series	0	5	7	5.8	0	0	12
Freighter Sub-total	0	5	9	7.2	0	0	14

Total	291	228	267	6.7	42	10	786

Report of Directors

I.	BUSINESS REVIEW FOR THE FIRST HALF OF 2018

(I)	Principal Business

The scope of business of the Company includes: (1) provision of services of domestic, regional and international scheduled and unscheduled air transportation of passenger, cargo, mail and baggage; (2) provision of services of general aviation; (3) provision of services of aircraft maintenance; (4) acting as an agency of domestic and foreign airlines; (5) offering airlines catering services (operated by branch office only); (6) conducting other aviation and relevant businesses, including advertising for such businesses; (7) conducting other aviation business and related business, (limited to insurance and agency business: personal accident insurance); provision of airlines ground services; civil aircraft training (operated by branch office only according to license); asset leasing services; project management and technical consultancy services; sales of aviation equipment; travel agency business; merchandise retail and wholesale. (for all projects being subject to approval in accordance with laws, the business activities can only be carried out after approval by relevant authorities in accordance with the laws).

(II)	Operating Model

The Company actively pushed forward the construction of hub-based route network, marketing network and service network, and used Guangzhou and Beijing as “dual hubs” as the foundation in an effort to improve its network and improve its service efficiency. Accordingly, the Company’s route network has become more “simplified”, remarkable achievements has been made in hub construction and passengers have been provided with more transferring opportunities.

Meanwhile, the Company has always been attaching great importance to consolidating and expanding its advantage of numerous domestic routes while focusing on “point to point” routes. A “hub + point-to-point” operational mode with distinguished features which mainly based on the domestic market while partially focusing on the international market and highlighting mutual support between and overall connection of domestic and international market has been formed.

(III)	The Industry Summary

China’s civil aviation industry continued to maintain a stable progress and held steady with continuous positive momentum, good market demand and steady growth of passenger traffic; the relationship between supply and demand was relatively stable, the new policy of the industry was gradually formulated, and the fare marketization progressed steadily, which is expected to gradually affect the industry supply and demand relationship and yield level. As at the end of the reporting period, according to the statistics from CAAC, the total turnover of the whole industry was 58.4 billion ton-kilometers, and the passenger transportation volume was 297 million person-time, and the cargo and mail transportation volume was 3.555 million tons, representing an increase of 13%, 12.4% and 6.4%, and the passenger load factor remained at a high level of 83.3%; respectively, as compared to the same period of the previous year. The proportion of civil aviation passenger turnover over the comprehensive transportation system reached 31%, representing an increase of 2 percentage points as compared to the same period of the previous year.

(IV)	Business Review

During the reporting period, global economy continued to recover steadily. However, there was certain differentiation between the United States of America and major developed countries as well as emerging market economies in terms of economy growth trend. The United States of America witnessed a steady growth in economy and kept a gradual pace to increase interest rates. The drivers for recovery of the European economy weakened. Japan’s economy witnessed a steady advancement. The recovery of emerging economies differentiated. In facing of the complicated external environment, China’s economy kept stable and positive performance and was driven to grow by domestic consumption. China’s economy structure upgraded continuously. China’s civil aviation industry continued to keep a stable and fast development and saw a good market demand as well as a relatively stable relation between supply and demand. China’s passenger air fare reform has progressed, and the national flight on-time performance rate has reached 79.52%, representing an increase of 8.33 percentage points as compared with the same period of the previous year. In the whole industry, the passenger transportation volume reached 297 million person-time.

The oil price rose significantly as compared with the same period of the previous year, while RMB exchange rate fluctuated frequently. In facing of such severe external environment, the Group sought progress while working to keep performance stable, pushed forward our strategy with the joint effort of the management and all staff. During the reporting period, the Group saw a stable safety situation and a continued improvement in operation and service level. Meanwhile, the Group sped up to push forward its reforms and innovation and witnessed a stable rise in its comprehensive competitiveness. The Company was named by SKYTRAX as “The World’s Most Improved Airlines” and ranked the sixth in Brand Finance 2018 list of brand value of global airlines. During the reporting period, the Group achieved operating revenue of RMB67,520 million, a total profit before income tax of RMB3,043 million, being ideal operating results.

Operation Safety

During the reporting period, we always adhered to the work concept of “Safety First”, continued to carry out safety management work, such as “special improvement of work style and discipline, ground agency improvement, qualification and ability investigation”. In addition, the Group also continued to strengthen the responsibilities of the safety management personnel, and actively carried out special safety inspections, to make sure safety inspection could be normalized and fully covered in the daily operation course. During the reporting period, the Group achieved 1.345 million hours of safety flight and 6,006 hours of general flight. By the end of the reporting period, the company secured flight safety in 224 consecutive months and air defense safety in 289 consecutive months. During the reporting period, the Company was awarded the “Two-star Diamond Award for Safety Flight” by CAAC, being firstly awarded in China, and continued to keep the best safety record among China’s airlines.

Hub Network

During the reporting period, we accelerated to push forward the landing of Guangzhou- Beijing “dual hubs” strategy, continue to advance the construction of base project in Beijing new airport, efficiently organize the advancement of the preparation for establishment of Xiongan Airlines. We continued to strengthen the construction of “Canton Route”, complete the transfer of operation to T2 terminal of Guangzhou Baiyun Airport, improve the operation and service of Guangzhou hub at intelligent, international and humanized etc. levels, and make effort to create a world-class aviation hub. We continued to expand our international route network deeply and broadly. We have launched new international routes, such as Wuhan-London, Beijing-Kota Kinabalu, Wuhan-Osaka, Shenyang-Bangkok, Hangzhou-Kalibo, and increased the frequency of international routes, such as Guangzhou-Adelaide, Guangzhou-Phuket, Guangzhou-Penang. During the reporting period, Guangzhou hub witnessed up to 2.121 million person-time of transfer passengers and the hub effect was constantly improved.

Operation Service

During the reporting period, we integrated the operating resources to recreate the operating system and mechanisms. During the reporting period, the Group’s aircraft daily utilization rate reached 9.78 hours, representing an increase of 0.03 hours as compared with the same period of the previous year. Meanwhile, the Group’s flight on-time performance continued to improve. In terms of services, we keep improving passengers’ experience in the whole air-ground process and created CSA’s service brand, presents featured projects such as CSA fragrance, CSA voice, “Kapok International” selected routes and CSA boutique lounge. During the reporting period, passenger satisfaction reached 96.96%, being evaluated by text messages feedback from the passengers of the Company. The Group continued to keep its leading position in operation service level.

Marketing

During the reporting period, we improved our route yield level steadily, witnessed a significant growth in auxiliary revenue and achieved good operating results during the Chinese New Year. We mainly put our new capacity into domestic markets, maintained relatively high fare level and vigorously expanded the sales of auxiliary products. During the reporting period, the Company’s sales from frequent passengers and major accounts continued to grow. The number of CSA pearl members reached 36.06 million, representing an increase of 12.4% as compared with the same period of the previous year. The number of the members of Xiamen Airlines reached 10.516 million, representing a year on year growth of 16.6%. The revenue generated from major accounts achieved an increase of 24% as compared with the same period of the previous year. We strengthened the electronic direct sales modes and realized a direct sales revenue of RMB32,827 million. In terms of cargo transport, we keep developing high-end products to improve the quality of revenue by our cargo transport information system. At the end of the reporting period, the Group recorded a revenue generated from cargo and mail transport of RMB4,499 million, representing an increase of 7.3% as compared with the same period of the previous year, and an international bellyhold compartment revenue of RMB821 million, representing a year on year growth of 14.19%.

Innovative Cooperation

During the reporting period, we deepened the reform and innovation of our systems and mechanisms, launched integrated operation management system reform and reconstructed the management mode in terms of flight, marketing and aircraft maintenance, with distinctive CSA features, we sought for improving the operating efficiency, so as to drive improvement in terms of safety management, fleet operation, business performance, flight on-time performance as well as the Company’s brand. We benchmarked at the top players in the market, optimized manual management, advanced longitudinal assessment and achieved standardized management. We continued to deepen the all-around cooperation with Xiamen Airlines and Sichuan Airlines, and pushed forward the integrated and in-depth development of “China Southern”. “China Southern e-Travel” achieved remarkable results. It basically realized the concept of “a hassle free journey with one mobile device”. We were the first airlines in China to offer hit products in industry such as online seat selection, online check-in, face recognition, meal booking, self-service refund and rescheduling, etc. The e-travel platform attracted over 160 million visits, and social media followers totaled over 27 million. We strengthened pooling with SkyTeam members on China-Europe routes and further deepened cooperation with American Airlines in many aspects, such as strategic planning, marketing, and route networks.

Corporate Governance and Social Responsibility

During the reporting period, on the basis of establishing a model board, we made continued efforts to improve our corporate governance system to promote the overall standardized operation of the Company. We mobilize the initiative of independent directors to improve the decision-making quality and efficiency of the Board. The Board was admitted as one of the “China’s Top 50 Board of Directors” by Fortune.

During the reporting period, we have upheld such a working mode as “led by aviation, driven by industry, underpinned by education, assisted with care and alleviated with sunshine” in mind. By exerting our own strengths, we made continued efforts to reduce poverty through industrial development, job-creation and education. We are as always committed to energy conservation, emission reduction, and green flight, and advocate low-carbon travel. In April 2018, according to the regulations as stipulated by CAAC, the Company accomplished the implementation of the EU carbon trading in 2017.

II.	BUSINESS PLAN FOR THE SECOND HALF OF 2018

In the second half of 2018, as the impact of trade conflicts on the global economy gradually appears, uncertainties about global economy are growing. China-US trade conflicts may increase the downward pressure on China’s economy. At the same time, China’s civil aviation industry also faces various challenges such as rising oil prices and frequent fluctuations in the RMB exchange rate, resulting in fluctuations in short-term operating performance of airlines. In terms of market demand, domestic civil aviation demand keeps a rapid growth. It is expected that total passenger transportation volume of China’s civil aviation will maintain at a growth rate of over 10% in 2018. The annual passengers volume is expected to reach 612 million preson-time. In the face of opportunities and challenges, we must uphold the safety baseline, improve operation efficiency, release the potential, continue to reform and innovate, strive to achieve annual objectives and bring better returns to shareholders.

Aviation Safety

We must firmly establish a “fundamental guarantee of safety” awareness and increase safety input to ensure a stable, controllable safety operation. It is essential to identify safety risk, and actively take safety management measures, consistently carry out specialized rectification work and inspection in terms of safety operation as a way to hold each employee accountable, and make full use of advanced safety management technology to improve safety supervision. The Group will ensure aviation safety for the whole year of 2018.

Hub Network

More efforts will be made to construct the Guangzhou-Beijing “dual hubs”. We will grasp the development opportunities of the Guangdong-Hong Kong-Macao Greater Bay Area by coordinating the input in each airport therein, and accelerate the base construction in Beijing new airport, and step up the establishment of Xiongan Airlines. Continued efforts shall be made to build Urumqi and Chongqing regional hubs, and plans shall be made to develop regional centres for domestic and overseas key markets. In the second half of 2018, we further optimize the Company’s route network layout after launched Guangzhou-Sanya-London route, we plan to launch routes such as Guangzhou-Rome and increase the frequency from Guangzhou to Australia, Canada and Southeast Asia.

Operation Service

We will increase the operating efficiency of the fleet on an ongoing basis, further improve the operation management integrated, strengthen the operational management capacity of the headquarter and speed up the establishment of supporting systems for the operation of branches and subsidiaries. Efforts would be made to improve the passenger experience by enhance the on-time performance rate of flights from the aspects of improving the reliability of flight plan and reasonable arrangement of backup capacity. In order to meet the international advanced standards and promote the overall service quality, it is important to carry out activities for service enhancement, such as optimizing the transfer process of Guangzhou hub, improving the luggage tracking function, launching the first full self-service refund and rescheduling function for passengers’ tickets, building “Beautiful Cabin”, and improving the onboard catering service.

Marketing

We would make efforts to focus on the key markets and peak periods, firmly grasp key spots in local market, give full play to the scale advantage in peak season, so as to increase yield. In the second half of 2018, we will continue to push forward the reform of regional management of marketing system and improve the working process. We would optimize the capacity allocation structure, focus on the domestic market, and increase the price of tickets according to the policy change. We will strengthen product development and increase auxiliary revenue. We would focus on the marketing of international routes and strengthen the supply of passenger on both origin and destination, as well as the international cooperation. We would fully explore the Company’s overseas marketing capabilities and strengthen the development of overseas markets. With regard to the freight transport, we would increase the development strength of the market, and pay attention to the marketing in peak season.

Innovative Development

We will steadily promote the construction of integrated operation management, gradually rationalize the management process and continuously improve the ability of all levels of management personnel in the Company. We will improve the relevant manuals, strengthen manuals inspection and assessment and further improve standardization level in accordance with the construction of the integrated operation management. We will enhance the strategic relationship and market collaboration with Xiamen Airlines and Sichuan Airlines Comprehensively in terms of fleet network planning and market layout, and increase cooperation in aircraft maintenance, ground service and platform sharing to improve whole strength within the “China Southern”. We will continue to improve the “China Southern e-Travel” construction, accelerate the integration of information system resources, improve the system interface to achieve connectivity. We will strengthen cooperation with airlines within and outside the SkyTeam, consolidate China-European cooperation and continue to expand the width and depth of cooperation with American Airlines.

III.	ANALYSIS ON THE CORE COMPETITIVENESS

The Company’s five core competitiveness has begun to take shape, including its powerful and improving scale and network advantages, its hub operation and management capability with Guangzhou as the core, its resources interoperability under the matrix management mode, its prime service brand influence and its comprehensive advanced information technology.

During the reporting period, the Group’s core competitiveness had continued to enhance. Please refer to the first section headed “Business Review for the First Half of 2018” in this Report of Directors for details.

In addition, the Group is also actively prepare to settle in the Beijing new airport. Through Beijing new airport base, the Group will spare no effort to make Beijing core hub and establish a network covering international and domestic routes in accordance with the target to accommodate 40% of air passenger traffic at Beijing new airport base. According to the development plan, by 2025, the Group plans to station 250 aircraft at Beijing new airport with over 900 flights per day.

IV.	CORPORATE GOVERNANCE

The Board considers that the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2018.

The Company has adopted a code of conduct, which is no less stringent than the Model Code as set out in Appendix 10 of the Listing Rules regarding securities transactions of the Directors of the Company. Having made specific enquiries with all the Directors, the Directors have for the six months ended 30 June 2018 complied with the Model Code and the code of conduct.

The audit and risk management committee of the Company has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim financial report prepared in accordance with the International Accounting Standards 34.

V.	MATERIAL CHANGES TO MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD

During the reporting period, the Group introduced 42 aircraft (including 20 under operating lease, 18 under finance lease, 4 purchased), disposed of 10 aircraft (including 7 under operating lease and 3 purchased) and purchased 3 aircraft which were under finance lease. As at the end of the reporting period, the number of aircraft of the Group has reached 786, being increased by 32 from the end of the previous year. During the reporting period, due to the increase of aircraft under finance lease and purchased, fixed assets of the Group increased by RMB11,987 million.

During the reporting period, details of the other material changes to major assets of the Group are set out in the section headed “Management Discussion and Analysis – V. Liquidity, Financial Resources and Capital Structure – I. Analysis on Assets and Liabilities Structure”.

Management Discussion and Analysis

I.	FINANCIAL STATEMENTS RELATED ITEMS CHANGE ANALYSIS

Unit: RMB million

Item	January to June 2018	January to June 2017	Increase/ (decrease) %
Operating revenue	67,520	60,488	11.63
Operating expenses	65,260	57,854	12.80
Net cash generated from operating activities	7,363	7,119	3.43
Net cash used in investing activities	(6,761)	(2,928)	130.91
Net cash used in financing activities	(2,004)	(4,069)	(50.75)

II.	OPERATIONAL REVENUES ANALYSIS

In the first half of 2018, the Group recorded operating revenue of RMB67,520 million, representing an increase of 11.63% compared to the corresponding period last year. Among which, the revenue from traffic revenue was RMB64,885 million, representing an increase of 12.22% compared to the corresponding period last year, mainly due to the increase in the traffic revenue from passengers; the revenue from other businesses was RMB2,635 million, representing a decrease of 1.27% compared to the corresponding period last year, mainly due to the decrease in expired sales in advance of carriage resulted from the effect of classification of revenue upon adoption of IFRS 15 during the reporting period.

Unit: RMB million

Item	January to June 2018	January to June 2017	Increase/ (decrease) %
Traffic revenue	64,885	57,819	12.22
Including: Passenger	60,386	53,626	12.61
Cargo and mail	4,499	4,193	7.30
Revenue from other businesses	2,635	2,669	(1.27)

Total	67,520	60,488	11.63

Principal Business by Regions and Products

Passenger Revenue by Regions

Unit: RMB million

Item	January to June 2018	January to June 2017	Increase/ (decrease) %
Domestic	45,220	40,715	11.06
International	13,991	11,800	18.57
Hong Kong, Macau and Taiwan	1,175	1,111	5.76

Total	60,386	53,626	12.61

Cargo and Mail Revenue by Regions

		Unit: RMB million

Item	January to June 2018	January to June 2017	Increase/ (decrease) %
International	3,500	3,183	9.96
Domestic	946	964	(1.87)
Hong Kong, Macau and Taiwan	53	46	15.22

Total	4,499	4,193	7.30

Revenue by Products

			Unit: RMB million

	January to June 2018		Increase/ (decrease) in operating revenue as compared to the same period last year (%)	Increase/ (decrease) in operating expenses as compared to the same period last year (%)
By Products	Operating revenue	Operating expenses
Passenger	60,386	/	12.61	/
Cargo and mail	4,499	/	7.30	/
Other	2,635	/	(1.27)	/

Total	67,520	65,260	11.63	12.80

III.	OPERATIONAL EXPENSES ANALYSIS

	January to June 2018		January to June 2017
Operating expenses	RMB Million	Percentage (%)	RMB Million	Percentage (%)
Flight operation expenses	35,339	54.15	30,326	52.42
Maintenance expenses	6,082	9.32	5,278	9.12
Aircraft and transportation service expenses	11,298	17.31	10,617	18.35
Promotion and selling expenses	3,253	4.98	3,125	5.40
General and administrative expenses	1,506	2.31	1,419	2.45
Depreciation and amortisation	6,946	10.64	6,468	11.18
Others	836	1.29	621	1.08

Total operating expenses	65,260	100.00	57,854	100.00

Total operating expenses in the first half of 2018 amounted to RMB65,260 million, representing an increase of RMB7,406 million or 12.80% from the same period of the previous year, primarily due to the increase in fuel cost, maintenance expenses and aircraft and transportation service expenses. Total operating expenses as a percentage of total operating revenue increased by one percentage point to 96.65% from the same period of the previous year.

Flight operation expenses, which accounted for 54.15% of total operating expenses, increased by 16.53% to RMB35,339 million from the same period of the previous year, primarily as a result of increase in RTK due to the increase of capacity, as well as the increase in average fuel prices.

Maintenance expenses, which accounted for 9.32% of total operating expenses, increased by 15.23% to RMB6,082 million from the same period of the previous year. The increase was mainly due to fleet expansion.

Aircraft and transportation service expenses, which accounted for 17.31% of total operating expenses, increased by 6.41% to RMB11,298 million from the same period of the previous year. The increase was primarily due to the increase in traffic volume and the number of landings and take-offs.

Promotion and selling expenses, which accounted for 4.98% of total operating expenses, increased by 4.10% to RMB3,253 million from the same period of the previous year, mainly due to the increase in sales commissions.

General and administrative expenses, which accounted for 2.31% of the total operating expenses increased by 6.13% to RMB1,506 million from the same period of the previous year, mainly due to the increase in general corporate expenses.

Depreciation and amortisation, which accounted for 10.64% of the total operating expenses, increased by 7.39% to RMB6,946 million from the same period of the previous year, mainly due to the expansion of aircraft fleet.

IV.	CASH FLOW ANALYSIS

For the first half of 2018, the Group’s net cash inflows generated from operating activities was RMB7,363 million, representing an increase of 3.43% compared to RMB7,119 million of the corresponding period of last year, which was mainly due to the increase in traffic revenue. Net cash outflows from investing activities was RMB6,761 million, representing an increase of 130.91% compared to RMB2,928 million of the corresponding period of last year, which was mainly due to the increase of payments for the addition of property, plant and equipment, lease prepayment and other assets during the reporting period. Net cash outflows from financing activities was RMB2,004 million, while net cash outflow for the same period of the last year was RMB4,069 million, which was mainly due to the decrease in the repayment of ultra-short-term financing bills for the period. As at 30 June 2018, the Group’s cash and cash equivalents was RMB5,427 million, representing an increase of 27.16% compared to the amount at 30 June 2017.

V.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

(I)	Analysis on Assets and Liabilities Structure

						Unit: RMB million

Item	30 June 2018	Percentage of total assets/liabilities (%)	31 December 2017	Percentage of total assets/liabilities (%)	Increase/ decrease (%)	Change of percentage point of total assets/liabilities (Decrease)/ increase
Property, plant and equipment	165,455	72.11	158,926	72.66	4.11	(0.55)
Borrowings	50,716	30.81	48,287	30.92	5.03	(0.11)
Obligations under finance leases	73,745	44.80	67,924	43.49	8.57	1.31

As of 30 June 2018, total assets of the Group amounted to RMB229,462 million, representing an increase of 4.91% as compared to the beginning of the period. Among which, current assets were RMB19,416 million, accounting for 8.46% of the total assets, while non-current assets were RMB210,046 million, accounting for 91.54% of the total assets. Out of non-current assets, property, plant and equipment amounted to RMB165,455 million, representing 72.11% of the non-current assets, and an increase of 4.11% as compared to the beginning of the period, mainly contributed to the increase of number of aircraft purchased and aircraft under finance lease during the current period.

As of 30 June 2018, the total liabilities of the Group amounted to RMB164,619 million, representing an increase of 5.41% compared to the corresponding period of last year, of which the current liability was RMB82,045 billion, representing 49.84% of the total liabilities; the non-current liability was RMB82,574 million, representing 50.16% of the total liabilities. Total borrowings of the Group amounted to RMB50,716 million, representing 30.81% of the total liabilities, and an increase of 5.03% as compared to the beginning of the period, mainly due to the increase of short-term bank borrowings and ultra-short-term financing bills during the current period. Total obligations under finance leases of the Group amounted to RMB73,745 million, representing 44.80% of the total liabilities, and an increase of 8.57% as compared to the beginning of the period, mainly due to the increase of number of aircraft under finance lease during the current period.

The Group’s interest-bearing liabilities are classified as follows:

					Unit: RMB million

	30 June 2018		31 December 2017		Increase/ (decrease)
	Amount	Percentage (%)	Amount	Percentage (%)	percentage point
USD	39,968	32.11	39,875	34.31	(2.20)
RMB	78,701	63.24	70,201	60.41	2.83
Others	5,792	4.65	6,135	5.28	(0.63)

Total	124,461	100.00	116,211	100.00	—

(II)	Debt paying Ability Analysis

As at 30 June 2018, The Group’s debt ratio (e.g. total liabilities divided by total assets) was 71.74%, representing an increase of 0.34 percent point as compared to that of 71.40% as at 31 December 2017. Taking into account the Group’s profitability and the market environment where it operates, its long-term insolvency risk is within controllable range. As at 30 June 2018, the Group’s current ratio (current assets divided by current liabilities) was 0.24, representing a decrease of 0.02 as at 31 December 2017. Meanwhile, the Company has obtained certain bank facilities of up to RMB261,110 million granted by several banks in the PRC, among which approximately RMB55,275 million has been utilised and the unutilized amount was about RMB205,835 million, sufficient to meet our demand on working capital and future capital commitments

(III)	Major Restricted Assets at the End of the Reporting Period

As at 30 June 2018, restricted bank deposits of the Group was RMB106 million.

As at 30 June 2018, the Group’s obligations under finance lease and long term borrowings were secured by aircraft with carrying amounts of approximately RMB91,061 million, flight training facilities of RMB197 million, investment properties of RMB18 million and land use rights of RMB89 million.

Besides, the Group has no other restricted assets.

VI.	ANALYSIS ON INVESTMENTS

(I)	Major Equity Investment

On 29 June 2018, an extraordinary meeting was held by the Eighth Session of the Board of the Company by way of communication, to consider and approve the Company to establish a wholly-owned subsidiary, Xiongan Airlines, by way of contribution of RMB10 billion in cash and assets. For details, please refer to (i) the Announcement on Establishment of Wholly-owned Subsidiary by China Southern Airlines Company Limited published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 30 June 2018 and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company dated 29 June 2018.

(II)	Major Non-equity Investment

On 21 March 2018, Xiamen Airlines, a subsidiary of the Company entered into the B737MAX Aircraft Acquisition Agreement with Boeing Company to purchase 20 B737-8 aircraft and 10 B737-10 aircraft from Boeing Company. For details, please refer to (i) the Announcement on Purchase of Aircraft by Subsidiary Xiamen Airlines of China Southern Airlines Company Limited published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 22 March 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 21 March 2018.

(III)	Financial Assets Carried at Fair Value

							Unit: RMB million

Stock code	Abbreviation	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss for the reporting period	Changes in owners’ equity during the reporting period	Accounting item	Sources of the shares
000099	Citic Offshore Helicopter Co., Ltd.**	9	0.48	18	(8)	/	Other non-current financial assets	Investment
601328	Bank of Communications Co., Ltd.**	16	0.013	52	(4)	/	Other non-current financial assets	Investment
Not applicable	China Air Service Ltd.	2	1.00	3	/	/	Other non-current financial assets	Capital increase
Not applicable	Aviation Data Communication Corporation	1	2.50	23	/	/	Other non-current financial assets	Capital increase
00696	Travelsky Technology Limited*	33	2.25	824	17	287	Other investments in equity securities	Promotion
Not applicable	Haikou Meilan International Airport Co., Ltd.*	100	2.97	224	/	/	Other investments in equity securities	Capital increase

Total		161	/	1,144	5	287	/	/

*

As this equity instrument investment is not held for trading purpose, the Company designates it as other equity instrument investment measured at fair value through other comprehensive income. The Company recognizes cumulated effect of the initial application of IFRS 9 as an adjustment to the opening balance of fair value reserve at 1 January 2018.

**

At 1 January 2018, the Company reclassifies these equity instrument investments at fair value through other comprehensive income to financial assets at fair value through profit or loss, and the cumulated fair value change recognized in fair value reserve are reclassified to retained earnings (if any).

VII.	MAJOR ASSETS AND SHAREHOLDING DISPOSAL

During the reporting period, there was no major assets and equity investments disposal by the Company.

VIII.	ANALYSIS ON MAJOR SUBSIDIARIES AND CONTROLLING COMPANIES

(I)	Main Operational Information of the Six Civil Aviation Subsidiaries of the Group:

Name	Number of aircraft	Contribution to the Group’s RPK (%)	Number of passengers carried (thousand)	Contribution to the Group’s RPK (%)	Cargo and mail carried (tonne)	Contribution to the Group’s RPK (%)	RTK (million)	Contribution to Group’s RTK (%)	RPK (million)	Contribution to Group’s RPK (%)
Xiaman Airlines	200	25.45	17,141.32	25.45	133,450.9	16.07	2,818.78	19.42	28,346.67	22.81
Shantou Airlines	15	1.91	1,580.03	2.35	9,261.5	1.12	191.13	1.32	2,023.15	1.63
Zhuhai Airlines	12	1.53	997.99	1.48	6,591.3	0.79	147.70	1.02	1,568.50	1.26
Guizhou Airlines	21	2.67	1,732.84	2.57	13,081.1	1.58	247.94	1.71	2,590.75	2.08
Chongqing Airlines	19	2.42	1,785.24	2.65	10,375.2	1.25	222.95	1.54	2,369.29	1.91
Henan Airlines	31	3.94	2,958.25	4.39	21,870.4	2.63	395.74	2.73	4,131.08	3.32

Note 1:	The operational information of Xiamen Airlines includes operational information of its subsidiary Hebei Airlines and Jiangxi Airlines.

Note 2:	Xiongan Airlines is still under preparation and no operational information is available.

(II)	Information of Subsidiaries

(1)	Xiamen Airlines

Xiamen Airlines was established on August 1984 with registered capital of RMB8 billion. The legal representative is Che Shang Lun. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% in Xiamen Airlines, respectively.

As at 30 June 2018, Xiamen Airlines (including Hebei Airlines and Jiangxi Airlines) had a fleet of 200 aircraft. During the reporting period, Xiamen Airlines (including Hebei Airlines, Jiangxi Airlines) completed 2,819 million revenue tonne kilometers, representing an increase of 20.65% as compared to the same period of the previous year. Xiamen Airlines carried 17,141,300 passengers and 133,500 tonnes of cargos, respectively, representing an increase of 14.55% and an increase of 7.05%, respectively, as compared to the same period of the previous year. The average passenger load factor was 80.61%, representing an increase of 1.01 percentage point as compared to the same period of the previous year. The average load factor was 66.89%, representing a decrease of 0.31 percentage point as compared to the same period of the previous year.

During the reporting period, Xiamen Airlines earned operating revenue of RMB14,240.05 million, representing an increase of 15.65% as compared to the same period of the previous year; the operating cost of RMB14,493.98 million, representing an increase of 20.84% as compared to the same period of the previous year; and net profit of RMB403.87 million, representing an increase of 48.28% as compared to the same period of the previous year. As at 30 June 2018, Xiamen Airlines’ total assets amounted to RMB44,368.43 million, and net assets amounted to RMB18,664.95 million.

(2)	Shantou Airlines

Shantou Airlines was established in July 1993 with registered capital of RMB0.28 billion. The legal representative is Xiao Li Xin. The Company holds 60% of the shares in Shantou Airlines; Shantou Aviation Investment Co., Ltd. holds 40% of the shares in Shantou Airlines.

As at 30 June 2018, Shantou Airlines had a fleet of 15 aircraft. During the reporting period, Shantou Airlines completed 191 million revenue tonne kilometers, representing an increase of 8.7% as compared to the same period of the previous year. Shantou Airlines carried 1,580,000 passengers and 9,300 tonnes of cargos, respectively, representing an increase of 4.39% and 1.13%, respectively, as compared to the same period of the previous year. The average passenger load factor was 79.3%, representing a decrease of 1.3 percentage points as compared to the same period of the previous year. The average load factor was 71.9%, representing an increase of 1.3 percentage points as compared to the same period of the previous year.

(3)	Zhuhai Airlines

Zhuhai Airlines was established in May 1995 with registered capital of RMB0.25 billion. The legal representative is Wang Zhi Xue. The Company holds 60% of the shares in Zhuhai Airlines; Zhuhai Stated-owned Asset Supervision and Administration Commission holds 40% of the shares in Zhuhai Airlines.

As at 30 June 2018, Zhuhai Airlines had a fleet of 12 aircraft. During the reporting period, Zhuhai Airlines completed 148 million revenue tonne kilometers, representing an increase of 4.57% as compared to the same period of the previous year. Zhuhai Airlines carried 998,000 passengers and 6,600 tonnes of cargos, respectively, representing an increase of 6.25% and a decrease of 10.45%, respectively, as compared to the same period of the previous year. The average passenger load factor was 82.1%, representing a decrease of 0.2 percentage point as compared to the same period of the previous year. The average load factor was 73.1%, representing a decrease of 1.8 percentage points as compared to the same period of the previous year.

(4)	Guizhou Airlines

Guizhou Airlines was established in June 1998 with registered capital of RMB0.91 billion. The legal representative is Yi Hong Lei. The Company holds 60% of the shares in Guizhou Airlines; Guizhou Industrial Investment (Group) Co., Ltd. holds 40% of the shares in Guizhou Airlines.

As at 30 June 2018, Guizhou Airlines had a fleet of 21 aircraft. During the reporting period, Guizhou Airlines completed 248 million revenue tonne kilometers, representing an increase of 1.38% as compared to the same period of the previous year. Guizhou Airlines carried 1,732,800 passengers and 13,100 tonnes of cargos, respectively, representing an increase of 5.97% and of 3.16%, respectively, as compared to the same period of the previous year. The average passenger load factor was 80.8%, representing a decrease of 0.9 percentage point as compared to the same period of the previous year. The average load factor was 73.0%, representing a decrease of 0.4 percentage point as compared to the same period of the previous year.

(5)	Chongqing Airlines

Chongqing Airlines was established in May 2007 with registered capital of RMB1.2 billion. The legal representative is Liu De Jun. The Company holds 60% of the shares in Chongqing Airlines; Chongqing City Transportation Development & Investment Group Company Limited holds 40% of the shares in Chongqing Airlines.

As at 30 June 2018, Chongqing Airlines had a fleet of 19 aircraft. During the reporting period, Chongqing Airlines completed 223 million revenue tonne kilometers, representing an increase of 19.67% as compared to the same period of the previous year. Chongqing Airlines carried 1,785,200 passengers and 10,400 tonnes of cargos, respectively, representing an increase of 19.15% and 9.52%, respectively, as compared to the same period of the previous year. The average passenger load factor was 82.3%, representing a decrease of 1.4 percentage points as compared to the same period of the previous year. The average load factor was 70.1%, representing a decrease of 3.1 percentage points as compared to the same period of the previous year.

(6)	Henan Airlines

Henan Airlines was established in September 2013 with registered capital of RMB6 billion. The legal representative is Pei Ai Zhou. The Company holds 60% of the shares in Henan Airlines; Henan Civil Aviation and Investment Co., Ltd. holds 40% of the shares in Henan Airlines.

As at 30 June 2018, Henan Airlines had a fleet of 31 aircraft. During the reporting period, Henan Airlines completed 396 million revenue tonne kilometers, representing an increase of 18.81% as compared to the same period of the previous year. Henan Airlines carried 2,958,300 passengers and 21,900 tonnes of cargos, respectively, representing an increase of 21.99% and 2.07%, respectively, as compared to the same period of the previous year. The average passenger load factor was 82.7%, representing a decrease of 1.1 percentage points as compared to the same period of the previous year. The average load factor was 76.2%, representing an increase of 0.9 percentage point as compared to the same period of the previous year.

(III)	Information of Other Major Joint Stock Companies

		Registered capital		Proportion of shares held at the investee companies (%)
Name of investee companies	Nature of business	(note)		Direct	Indirect
1. Joint Venture
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Aircraft repair and maintenance services	USD	65,000,000	50	—
2. Associates
Finance Company	Financial services	RMB	1,072,927,050	25.28	8.70
Sichuan Airlines	Airline transportation	RMB	1,000,000,000	39	—
SACM	Advertising agency services	RMB	200,000,000	40	—
Xinjiang Civil Aviation industrial Management Co., Ltd.	Property management	RMB	304,415,600	42.80	—

Note:	In Renminbi unless otherwise indicated.

IX.	RISK FACTORS ANALYSIS

(I)	Macro Environment Risks

Risks of Fluctuation in Macro Economy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo and further affects the business and operating results of the Group.

Risks of Macro Policies

Macro economic policies made by the government, in particular the cyclical adjustment in macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the liberalisation of freedoms of the air, routes, fuel surcharges, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also required by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

(II)	Industry Risks

Risks of Intensifying Competition in the Industry

With the gradual opening of the domestic civil aviation market, the competition in the scale, flights, ticket prices, service and other aspects among the top three domestic airlines, small and medium-sized airlines and foreign airlines has been intensifying, which poses challenges to our operation model and management level. As for the domestic routes, the Company faces the competition from the low-cost airlines. As for the Hong Kong, Macau, Taiwan and international routes, the Company faces the competition from a number of powerful foreign airlines. The foreign airlines have certain advantages in the operation management and customer resources, which brings certain unfavourable effect on the market share and profitability of the Company.

Risks of Competition from Other Modes of Transportation

There are certain substitutability in short to medium-distance transportation among air transport, railway transport and road transportation. With the roll-out of CRH trains, the construction of the national high speed rails network and the improvement of inter-city expressways network, the competition and substitution of railway transport and road transport with relatively inexpensive cost poses certain competitive pressure on the development of the air transport of the Company.

Other Force Majeure and Unforeseeable Risks

The aviation industry is subject to a significant impact from the external environment, and the natural disasters, including earthquake, typhoon, and tsunami, abrupt public health incidents as well as terrorist attacks, international political turmoil and other factors will affect the normal operation of the airlines, which brings unfavourable effect to the results and long-term development of the Company.

(III)	Risks of the Company management

Safety Risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With large-scale aircraft fleet and more cross-location, overnight and international operations, the Company faces certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal operation of the Company and its reputation.

Risks of High Capital Expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimizing the fleet structure and reducing the operational cost through introducing more advanced models, dispose obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems.

(IV)	Financial risks of the Company

Risk of Fluctuation in Foreign Currency

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group’s obligations under finance leases, certain bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies therefore affects the Group’s results significantly, in particular, fluctuations in exchange rate of US dollar against Renminbi will have a material impact on the Company’s finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders’ equity and net profit of the Group will increase (or decrease) by RMB297 million in the case of each and every 1% increase (or decrease) of the exchange rate of RMB to US dollar at 30 June 2018.

Risk of Fluctuation in Jet Fuel Price

The jet fuel cost is the most major expenditure for the Company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the profit of the Company. Although the Company has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, provided there is significant fluctuation in the international oil prices, the operating results of the Company may be significantly affected. Assuming that the fuel oil consumption remains unchanged, in the case of each and every 10% increase or decrease in fuel price, the Group’s operating expenses would increase or decrease by RMB1,938 million for the six months period ended 30 June 2018.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There is currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly published by the NDRC and the CAAC in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

Risk of Fluctuation in Interest Rate

Since the civil aviation industry is featured with high investments, the gearing ratio of the airlines is generally high. Therefore, the interest rate fluctuation resulting from the change of capital in the market has a relatively greater influence on the Group’s financial expenses, so as to further affect the Group’s operating results. At 30 June 2018, assuming all other risk variables other than interest rate remained constant, in the case of 100 base points increase (or decrease) of the Group’s comprehensive capital cost would decrease (or increase) equity and net profit of the Group by the amount of RMB537 million.

Corporate Governance

Important Matters

I.	GENERAL MEETINGS

During the reporting period, the Company held 1 general meeting, details of which are set out as follows:

On 15 June 2018, the Company held 2017 annual general meeting, at which the following 11 resolutions were considered and approved:

1.	To consider and approve the Report of Directors of the Company for the year 2017;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2017;

3.	To consider and approve the audited consolidated financial statements of the Company for the year 2017;

4.	To consider and approve the profit distribution proposal of the Company for the year 2017;

5.	To consider and approve to appoint the external auditors and authorize the Board to determine their remuneration;

6.	To consider and approve to authorize Xiamen Airlines to provide guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance (Hong Kong) Company Limited;

7.	To consider and approve the authorisation to the Board to issue shares under the general mandate;

8.	To consider and approve the authorisation to the Board to issue the debt financing instruments under the general mandate;

9.	To consider and approve the amendment to the Articles of Association of the Company;

10.	To consider and approve the supplemental agreement to the financial services framework agreement entered into between the Company and Finance Company;

11.	To consider and approve the Company and Chongqing Airlines to provide guarantees to their SPV.

All the above-mentioned resolutions have been passed by the shareholders by poll at the general meeting. For details, please refer to (i) the Announcement on Poll Result of 2017 Annual General Meeting of China Southern Airlines Company Limited published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 16 June 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 15 June 2018.

II.	PROPOSALS FOR PROFIT DISTRIBUTION OR THE TRANSFER OF CAPITAL RESERVE TO SHARE CAPITAL

The profit distribution proposal of the Company for the year 2017 was considered and approved by the shareholders at the 2017 annual general meeting of the Company held on 15 June 2018. Based on the total share capital of 10,088,173,272 shares, the Company proposed to pay a cash dividend of RMB0.1 per share (inclusive of applicable tax) to all the shareholders, amounted to total cash dividends of RMB1,008,817,327.20. The cash dividend was paid in Renminbi to holders of A shares and in Hong Kong dollars to holders of H shares. Currently, the payment of the cash dividend has been completed. No interim dividend for the 6 months period ended 30 June 2018 was declared by the Company, and there was no issue of shares by way of conversion of capital reserve.

III.	MATERIAL LITIGATIONS, ARBITRATIONS AND MEDIA ALLEGATIONS

During the reporting period, the Company was not involved in any material litigation, arbitration or media allegations.

IV.	BANKRUPTCY OR RESTRUCTURING EVENTS

During the reporting period, the Company was not involved in any bankruptcy or restructuring events.

V.	EQUITY INCENTIVE PLAN

During the reporting period, the Company did not implement nor had an on-going equity incentive plan.

VI.	MATERIAL CONNECTED TRANSACTIONS

(I)	Connected Transactions Related to Daily Operation

During the reporting period, those connected transactions related to daily operation were mainly the connected transactions entered into between the Company and CSAH and its subsidiaries in its ordinary and usual course of business with specific details are as follows:

1.

On 11 November 2008, the Company and SACM entered into Intangible Assets Franchise Agreement. For details, please refer to (i) the H Share Announcement of Company published on the website of the SSE on 12 November 2008; and (ii) the announcement of the Company published on the website of the Stock Exchange on 11 November 2008.

2.

On 28 September 2009, the Company, CSAH, MTU AERO ENGINES GMBH and Zhuhai MTU entered into a continuing connected transaction. For details, please refer to (i) the Connected Transaction Announcement published on China Securities Journal, Shanghai Securities News and the website of the SSE on 29 September 2009; and (ii) the announcement of the Company published on the website of the Stock Exchange on 28 September 2009.

3.

On 30 December 2015, the Company renewed the Media Service Framework Agreement with SACM. For details, please refer to (i) the H Share Announcement of Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 31 December 2015; and (ii) the announcement of the Company published on the website of the Stock Exchange on 30 December 2015.

4.

On 30 December 2015, the Company renewed the Catering Services Framework Agreement with Shenzhen Air Catering Co., Ltd.. For details, please refer to (i) the H Share Announcement of the Company published on the website of the SSE on 31 December 2015; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 30 December 2015.

5.

On 29 August 2016, the Company and the Finance Company entered into the Financial Services Framework Agreement. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 30 August 2016; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 29 August 2016.

6.

On 16 December 2016, the Company and GSC entered into the Supplemental Agreement to Passenger and Cargo Sales Services Framework Agreement and the Passenger and Cargo Sales and Ground Services Framework Agreement. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 17 December 2016; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 16 December 2016.

7.

On 16 December 2016, the Company entered into the Property and Land Lease Framework Agreement with CSAH. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 17 December 2016; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 16 December 2016.

8.

On 27 April 2017, the Company entered into the Aircraft Finance Lease Agreement with Guangzhou Nansha CSA Tianru Leasing Co., Ltd.. For details, please refer to (i) the Announcement on Connected Transaction in Respect of Aircraft Finance Lease of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 April 2017; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 27 April 2017.

9.

On 17 October 2017, the Company entered into the 2018-2019 Finance and Lease Service Framework Agreement with CSA International Finance Leasing Co., Ltd.. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 18 October 2017; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 17 October 2017.

10.

On 19 December 2017, the Company entered into the Property Management Framework Agreement with China Southern Airlines Group Property Management Company Limited. For details, please refer to (i) the H Share Announcement of the Company published on the website of the SSE on 20 December 2017; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 19 December 2017.

11.

On 19 January 2018, the Company entered into the CSA Building Asset Lease Agreement with Guangzhou Southern Airlines Construction Company Limited. For details, please refer to (i) the Announcement on Connected Transaction in Respect of CSA Building Asset Lease Agreement and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 20 January 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 19 January 2018.

12.

On 26 January 2018, the Company entered into the Asset Lease Framework Agreement with CSAH. For details, please refer to (i) the Announcement on Connected Transaction in Respect of Asset Lease Framework Agreement and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 27 January 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 26 January 2018.

13.

On 27 April 2018, the Company entered into the Supplemental Agreement of the Financial Services Framework Agreement with Finance Company. For details, please refer to (i) the Announcement on Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 April 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 27 April 2018.

The terms of the above connected transactions were fair and reasonable and were entered into on normal commercial terms. The prices of the relevant connected transactions were determined with reference to the market price, which were no less favourable than those available to the independent third parties. The relevant transactions will not affect the independence of the Company and were in the interests of the Company and the shareholders as a whole.

(II)	Connected Transactions Related to Acquisition of Assets or Acquisition or Disposal of Shareholding

On 16 March 2018, the Company entered into the Aircraft Sale and Leaseback Agreement with Guangzhou Nansha CSA Tianshui Leasing Co., Ltd. in relation to 14 A320-200 aircraft with Guangzhou Nansha CSA Tianshui Leasing Co., Ltd.. For details, please refer to (i) the Announcement on Connected Transaction between the Company and Guangzhou Nansha CSA Tianshui Leasing Co., Ltd. published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 17 March 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 16 March 2018.

(III)	Amounts Due to or from Connected Parties

Unit: RMB million
		Funds provided to connected parties			Funds provided to the listed company by connected parties
Connected parties	Connected relationship	Balance at the beginning of the period	Incurred amount	Balance at the end of the period	Balance at the beginning of the period	Newly incurred amount during the period	Repayment during the period	Balance at the end of the period
CSAH	Controlling shareholder	0	0	0	105	105	105	105

Reasons for connected debts and liabilities:		CASH provided entrusted loan to the Company.

Settlement of the connected debts and liabilities

On 28 April 2018, the principal of an unsecured entrusted loan in the sum of
RMB105 million and its interest were repaid by the Company to CSAH. On
28 April 2018, the Company was provided with an unsecured entrusted loan of
RMB105 million by CSAH.

Undertakings in relation to the connected debts and liabilities		Nil

Effect of the connected debts and liabilities on operating results and financial position of the Company		There was insignificant impact to Company’s operating results and financial position in the first half of 2018 as the amount of such loan was relatively small.

On 5 July 2018, the Company, CSAH and the Finance Company entered into the Entrusted Loan Agreement, pursuant to which CSAH provided a entrusted loan of RMB0.5 billion to the Company through the Finance Company with the term of 1 year and interest at 10% lower than the benchmark interest rate of bank loans in the same period. For details, please refer to (i) the Announcement on Entrusted Loan Agreement among Three Parties entered into among the Company and the Controlling Shareholder and its Holding Subsidiary and Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 6 July 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 5 July 2018.

VII.	MAJOR CONTRACTS

(I)	Trust, Sub-contracting and Lease

1.	Trust

During the reporting period, the Company did not enter into any trust arrangement.

2.	Sub-contracting

During the reporting period, the Company did not enter into any sub-contracting arrangement.

3.	Lease

During the reporting period, save for the connected transactions disclosed above and the lease of certain land and properties of CSAH by the Company as a leasee, the Group also acquired aircraft by way of operation lease and finance lease. As at 30 June 2018, there were 291 and 228 aircraft in operation under operating lease and finance lease, respectively.

(II)	Guarantee

											Unit: RMB million
Total amount of guarantees provided by the Company (not including guarantees provided for its subsidiaries)
Guarantor	Relationship between guarantor and listed company	Guarantee	Guaranteed amount	Commencement date of guarantee (Agreement execution date)	Commencement date of guarantee	Expiry date of guarantee	Type of guarantee	Guarantee fully fulfilled?	Overdue, if any	Overdue amount of guarantee	Counter guarantee available, if any	Guarantee provided to the related parties, if any	Connected party relationship
The Company	/	Self-sponsored trainee pilots of the Company	311.15	30 June 2008	30 June 2008	20 April 2033	Joint liability guarantee	Partial performance completed	Partial performance of joint liability guarantee	19.25	Yes	No	/
Xiamen Airlines	/	Half self-sponsored trainee pilots of Xiamen Airlines	29.42	4 May 2010	4 May 2010	6 July 2025	Joint liability guarantee	Partial performance completed	Partial performance of joint liability guarantee	1.38	Yes	No	/

Total guarantee incurred during the reporting period (excluding those provided to subsidiaries)	0
Total balance of guarantee as at the end of the reporting period (A) (excluding those provided to subsidiaries)	340.57

Guarantee provided by the Company to its subsidiaries
Total guarantee to subsidiaries incurred during the reporting period	5,990.56
Total balance of guarantee to subsidiaries as at the end of the reporting period (B)	10,627.30

Aggregate guarantee of the Company (including those provided to subsidiaries)
Aggregate guarantee (A+B)	10,967.87
Percentage of aggregate guarantee to net assets of the Company (%)	17.0
Representing:
Amount of guarantee provided to shareholders, ultimate controller and their connected parties (C)	0
Amount of debts guarantee directly or indirectly provided to guaranteed parties with gearing ratio over 70% (D)	/
Excess amount of aggregate guarantee over 50% of net assets (E)	0
Aggregate amount of the above three categories (C+D+E)	0
Statement on the contingent joint and several liability in connection with unexpired guarantee	/
Statement on guarantee	On 16 May 2018, an extraordinary meeting was held by the Eighth Session of the Board by way of communication, to consider and approve the Company and its controlled subsidiary, Chongqing Airlines, to provide a total guarantee not exceeding USD3.632 billion (equivalent to approximately RMB23.243 billion) to 15 new or SPV established from 1 July 2018 to 30 June 2019. On 16 May 2018, the 2017 annual general meeting was held by the Company, to consider and pass the above guarantee authorization matter. For details, please refer to the Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantee for Wholly-owned Subsidiary and Poll Result of 2017 Annual General Meeting of China Southern Airlines Company Limited published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 17 May 2018 and 6 June 2018.

As at the date of this report, the Company has established 7 new SPV in total which are China Southern Airlines No. 10, China Southern Airlines No. 15 to China Southern Airlines No. 20. The company has actually provided guarantees about USD170 million for China Southern Airlines No. 10 and about USD74 million for China Southern Airlines No. 16. The total guarantee amounts provided for the aforementioned two SPV is approximately USD244 million (equivalent to approximately RMB1.659 billion, calculated by exchange rate of 1:6.8 of US dollar against RMB), which are within the scope of the amount of guarantee authorization considered and approved by the 2017 annual general meeting of the Company. Save for the aforementioned two SPV, the Company did not provided guarantees for other SPV within the scope of authorization.

VIII.	UNDERTAKING

(I)

Undertaking Relating to the Relevant Parties, such as the Company’s De Facto Controllers, Shareholders, Connected Parties, Purchasers and Companies Provided during the Reporting Period or Continue to the Reporting Period

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfillment time limit, if any	Strict fulfillment in time, if any
Undertaking related to share reform	Other	CSAH	Upon completion of the share reform plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAH will support the Company in respect of the formulation and implementation of a management equity incentive system.	Long-term	Yes	Yes

Other undertaking	Other	CSAH	CSAH and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAH and the Company on 25 March 1995 (amended on 22 May 1997). According to the Separation Agreement, CSAH and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAH and the Company pursuant to the Separation Agreement.	Long-term	Yes	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfillment time limit, if any	Strict fulfillment in time, if any
Other undertaking	Other	CSAH	The relevant undertakings under the Financial Services Framework Agreement entered into between the Company and Finance Company include: A. Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group; B. the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and well-performed, therefore the deposits placed with and borrowings from Finance Company by the Company are secured. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; C. in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures and make decision on its own in accordance with the relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and D. CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.	Long-term	Yes	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfillment time limit, if any	Strict fulfillment in time, if any
Other Undertaking	Resolving defects in land and other properties	CSAH	In respect of the connected transaction entered into between the Company and CSAH on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAH has issued an undertaking letter, undertaking that: (1) the title certificate application work should be completed by 31 December 2019; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne and paid by CSAH; and (3) CSAH would be liable for all the losses suffered by the Company as a result of the above undertakings. Since the change of building title need to comply with the national and local laws and regulations, and a series of formalities in relation to the government approval need to be completed, CSAH is actively communicating with the government. The application for the building title certificates mentioned above has not been completed due to aforementioned reasons.	Before 31 December 2019	Yes	Yes

Other Undertaking	Other	CSAH	On 7 February 2018, the Company received an undertaking letter from CSAH, being the controlling shareholder of the Company, details of which are set out as follows: CSAH proposed to participate in the acquisition of non-public issuance of A shares in cash, while Nan Lung, being a wholly-owned subsidiary of CSAH, proposed to participate in the acquisition of non-public issuance of H shares in cash. The undertakings made were as follows:	Within six months upon the completion of the Company’s non-public issuance	Yes	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfillment time limit, if any	Strict fulfillment in time, if any

1. From first six months prior to the date of non-public issuance firstly reviewed by the Board (being 26 June 2017) to the date of issuance of the undertaking letter, CSAH and Nan Lung and its wholly-owned subsidiaries, Yazhou Travel Investment Company Limited (all three companies collectively referred to as “CSAH and parties acting in concert”) has not disposed or otherwise reduced any shares held by the Company.

2. From the date of issuance of undertaking letter to the end of the sixth months after the completion of non-public issuance, CSAH and parties acting in concert will not dispose or otherwise reduce any shares of the Company held by them. There is also no plan of reducing the Company’s shares held by them.

3. There is no breach of Article 47 of the Securities Law of the PRC by CSAH and parties acting in concert. Provided there is any breach, the proceeds from the reduction of shares held by CSAH and parties acting in concert will be owned by the Company.

Other Undertaking	Other	CSAH	On 7 February 2018, the Company received an undertaking letter from CSAH, being the controlling shareholder of the Company, in respect of certain land and properties without having ownership certificates by the Company, details of which are set out as follows:	Long-term	Yes	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfillment time limit, if any	Strict fulfillment in time, if any
As at 30 September 2017, the Company and its branches, offices held 3 parcels of land (with 181,350.42 square meters) and 342 properties (with 244,228.08 square meters), being land and properties allocated to the Company from CSAH on different occasions. The registration of the abovementioned land and properties has not changed in order to be under the name of the applicant. These land and properties were transferred under the Separation Agreement, Agreement regarding the Reorganization of China Northern Airlines Company and Xinjiang Airlines Company and Assets Purchase Agreement entered into between the Company and CSAH in 1997, 2004 and 2007, respectively. CSAH undertook that if any third party claimed against the Company as a result of the land and properties without having the ownership certificates, or the title defect of the land and properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be covered by CSAH and CSAH shall have no right to seek recovery from the Company.

IX.	APPOINTMENT AND DISMISSAL OF AUDITORS

At the second meeting of the eighth session of the Board of the Company held on 26 March 2018, the Board considered and approved the proposed appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2018 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2018.

On 15 June 2018, the above-mentioned resolution was considered and passed at 2017 annual general meeting, and authorized the Board to determine their remuneration.

X.	PENALTY ON AND RECTIFICATION ON THE LISTED COMPANY, ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND THE SHAREHOLDERS HOLDING MORE THAN 5% EQUITY INTERESTS OF THE COMPANY

During the reporting period, the Company did not have the above situation.

XI.	DESCRIPTION OF THE CREDIBILITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS DURING THE REPORTING PERIOD

The Company and CSAH, being the controlling shareholder, had good credibility.

XII.	CONVERTIBLE CORPORATE BONDS

During the reporting period, the Company had no convertible corporate bonds.

XIII.	SOCIAL RESPONSIBILITY AND ENVIRONMENTAL INFORMATION

During the reporting period, by virtue of the working mode of “led by aviation, driven by industries, underpinned by education, assisted with care and alleviated with sunshine”, the Company fully exerts its own strengths and makes continued efforts to reduce poverty through industrial development, job-creation and education. As for impoverished people who are unable to get rid of poverty by their own, the Company will put more effort to give a helping hand and conduct special improvement of the corruption conducts in terms of poverty alleviation, so as to make sure the poverty alleviation help those who really need help and help them get rid of poverty once and for all.

During the reporting period, the Company continuously promoted energy saving and emission reduction and proactively coped with climate change, calling upon travellers to give joint efforts to minimize the negative impact to the environment on the basis of actual practice:

1.	Green Flight

The Company continuously explore methods to improve the efficiency of energy utilization. In the first half of 2018, we introduced 42 new aircraft and disposed of 10 aged aircraft, including the new generation of green model such as B787-9 and A320NEO series which were introduced quite early in China; meanwhile, through big data, we comprehensively analysed each model, unscheduled refuelling of each flight, deviation of payload, remaining oil on landing, flight height and other data and conducted in-depth comparison so as to find out the breakthrough for saving oil.

2.	Promote Low-carbon Travel

The Company is determined to bear its social responsibility. In addition to reducing carbon emission by its own effort, it also held the promotion activities of flight carbon offset through energy conservation week activity, to promote the concept of taking responsibility for carbon emission of aviation travel among passengers. We help passengers of Guangzhou-Beijing flight on A380 offset the carbon emission of their flight by purchasing China Certified Emission Reduction (CCER) generated from energy saving and emission reduction projects to improve passengers’ low-carbon travelling by flight.

3.	Reduce Environmental Impact by Market Mechanism

The Company believes that market mechanism is an important auxiliary way to reduce the impact of climate change and control carbon emission. The Company also support, and try to participate, in the country’s various work regarding the market mechanism of carbon trading. According to the requirements of CAAC, the Company fully fulfilled its performance work for 2017 under the European Union carbon trading scheme in April 2018. The Company will closely monitor the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA) and the development of the country’s carbon market, and will conduct behaviour in strictly accordance with the requirement of the country’s government.

XIV.	PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2018, neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company.

XV.	REASONS AND EFFECT OF CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS 9, Financial instruments

•	IFRS 15, Revenue from contracts with customers

•	IFRIC 22, Foreign currency transactions and advance consideration

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The Group has been impacted by IFRS 9 in relation to classification and measurement of financial assets and measurement of credit losses, and impacted by IFRS 15 in relation to timing of revenue recognition, measurement of revenue under frequent flyer award programmes and relevant presentation. Details of the changes in accounting policies are discussed in note 2(b) for IFRS 9 and 2(c) for IFRS 15 in this Interim Financial Report.

Under the transition methods chosen, the Group recognises cumulative effect of the initial application of IFRS 9 and IFRS 15 as an adjustment to the opening balance of equity at 1 January 2018. Comparative information is not restated. Please refer to note 2 in the Interim Financial Report of the summary of the opening balance adjustments recognised for each line item in the consolidated statement of financial position that has been impacted by IFRS 9 and/or IFRS 15.

Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

I.	CHANGE IN SHARE CAPITAL

(I)	Changes in Shareholdings

						Unit: Share

	31 December 2017		Increase/(decrease) during January to June 2018		30 June 2018
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
I. Shares subject to trading restrictions	0	0	0	0	0	0
II. Shares not subject to trading restrictions
1. Renminbi ordinary shares	7,022,650,000	69.61	0	0	7,022,650,000	69.61
2. Overseas listed foreign shares	3,065,523,272	30.39	0	0	3,065,523,272	30.39

Total	10,088,173,272	100.00	0	0	10,088,173,272	100.00

III. Total number of shares	10,088,173,272	100.00	0	0	10,088,173,272	100.00

(II)	Description of Change in Shares

During the reporting period, there was no change in the total number of shares and share structure of the Company.

(III)	Other Information Considered to be Discloseable by the Company or Required to be Disclosed by the Securities Regulatory Authorities

On 16 August 2018, the Company received the “Approval on the Non-Public Issuance of Shares of China Southern Airlines Company Limited (關於核准中國南方航空股份有限公司非公開發行股票的批復 )” (Zheng Jian Xu Ke [2018] No.1235) for approving the non-public issuance of not more than 1.8 billion new A shares by the Company. The Board will handle the matters in relation to the non-public issuance of A shares within the prescribed period and fulfil the information disclosure obligations in a timely manner in accordance with the relevant laws and regulations, requirements of the approved document and the authorisation from the shareholders’ meeting of the Company.

II.	PARTICULARS OF SHAREHOLDERS AND DE FACTO CONTROLLERS

(I)	Number of Shareholders

As at the end of the reporting period, total number of shareholders of the ordinary shares of the Company was 205,456.

(II)	Particulars of Shareholdings of Top Ten Shareholders and Top Ten Shareholders Holding the Company’s Tradable Shares (or Shareholders not Subject to Trading Restrictions)

							Unit: Share

Particulars of the top ten shareholders

Name of the shareholder	Increase/(decrease) during the reporting period	Total number of shares held at the end of reporting period	Shareholding percentage at the end of reporting period (%)	Number of shares subject to trading restrictions at the end of reporting period	Status of pledged or frozen shares		Capacity of shareholders
					Status of shares	Number
CSAH	0	4,039,228,665	40.04	0	Nil	0	Stated-owned legal entity
HKSCC (Nominees) Limited	1,154,000	1,750,865,988	17.36	0	Unknown	—	Overseas legal entity
Nan Lung	0	1,033,650,000	10.25	0	Nil	0	Stated-owned legal entity
China Securities Finance Corporation Limited	(119,107,070)	282,500,870	2.80	0	Nil	0	Stated-owned legal entity
American Airlines, Inc.	0	270,606,272	2.68	0	Nil	0	Overseas legal entity
National Social Security Fund 118	(6,853,429)	142,472,142	1.41	0	Nil	0	Stated-owned legal entity
Central Huijin Investment Ltd.	0	64,510,900	0.64	0	Nil	0	Stated-owned legal entity
Zhong Hang Xin Gang Guarantee Co., Ltd.	(9,487,800)	52,105,800	0.52	0	Nil	0	Stated-owned legal entity
Monetary Authority of Macao – Own Funds	26,598,454	50,454,159	0.50	0	Nil	0	Other
China Life Insurance Co., Ltd. – Dividend – Personal Dividend – 005L-FH002 Shanghai	41,611,277	41,911,277	0.42	0	Nil	0	Stated-owned legal entity

Particulars of the top ten shareholders not subject to trading restrictions

Name of Shareholder	Number of tradable shares not subject to trading restrictions	Type and number of shares
		Type of shares	number
CSAH	4,039,228,665	RMB ordinary shares	4,039,228,665
HKSCC (Nominees) Limited	1,750,865,988	Overseas listed foreign shares	1,750,865,988
Nan Lung	1,033,650,000	Overseas listed foreign shares	1,033,650,000
China Securities Finance Corporation Limited	282,500,870	RMB ordinary shares	282,500,870
American Airlines, Inc.	270,606,272	Overseas listed foreign shares	270,606,272
National Social Security Fund 118	142,472,142	RMB ordinary shares	142,472,142
Central Huijin Investment Ltd.	64,510,900	RMB ordinary shares	64,510,900
Zhong Hang Xin Gang Guarantee Co., Ltd.	52,105,800	RMB ordinary shares	52,105,800
Monetary Authority of Macao – Own Funds	50,454,159	RMB ordinary shares	50,454,159
China Life Insurance Co., Ltd. – Dividend – Personal Dividend – 005L-FH002 Shanghai	41,911,277	RMB ordinary shares	41,911,277

Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held in aggregate 1,070,362,000 H shares of the
Company through it wholly-owned subsidiaries in Hong Kong,
namely Nan Lung and Yazhou Travel Investment Company
Limited. The Company is not aware of any other connected
	relationship between other shareholders.

(III)	Strategic Investors or General Legal Entities becoming one of the Top Ten Shareholder of the Company as a Result of Placing of New Shares

Name of strategic investors or general legal persons	Date of becoming a shareholder	Date of cease to be a shareholder
American Airlines, Inc.	10 August 2017	9 August 2020

Explanation of the holding period agreed by strategic investors or general legal person participating in placing of new shares	Pursuant to the Share Subscription Agreement entered into by the Company and American Airlines on 27 March 2017, American Airlines cannot dispose the H shares subscribed by it within 3 years after the completion of the subscription without the approval in written by CSA under certain situations.

(IV)	Changes of the Controlling Shareholder or De Facto Controller

During the reporting period, there was no change of the controlling shareholder or de facto controller of the Company.

III.	DISCLOSURE OF INTERESTS

As at 30 June 2018, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares (the “Shares”) and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Types of Shares	Number of Shares held		% of the total issued A Shares of the Company	% of the total issued H Shares of the Company (Note 3)	% of the total issued share capital of the Company (Note 3)
CSAH (Note 1)	Beneficial owner	A Shares	4,039,228,665	(L)	57.52%	—	40.04%
	Interest of controlled corporations	H Shares	1,070,362,000	(L)	—	34.92%	10.61%
		Sub-total	5,109,590,665	(L)	—	—	50.65%
Nan Lung (Note 1)	Beneficial owner	H Shares	1,070,362,000	(L)	—	34.92%	10.61%
	Interest of controlled corporations
American Airlines Group Inc. (Note 2)	Interest of controlled corporations	H Shares	270,606,272	(L)	—	8.83%	2.68%

Notes:

(1)

CSAH was deemed to be interested in an aggregate of 1,070,362,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.02% of its then total issued H Shares) and 1,039,212,000 H Shares were directly held by Nan Lung (representing approximately 33.90% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Yazhou Travel Investment Company Limited.

(2)	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.
(3)	The percentage was calculated according to the total issued H Shares and the total issued share capital of the Company as at 30 June 2018.

Save as disclosed above, as at 30 June 2018, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

Directors, Supervisors, Senior Management and Employees

I.	INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2018, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 of the Listing Rules.

II.	CHANGES IN THE SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, there was no change in shareholding of current Directors, Supervisors and senior management of the Company or the Directors, Supervisors and senior management of the Company who resigned during the reporting period.

During the reporting period, no share incentive was granted to the Directors, Supervisors and senior management of the Company.

III.	CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, the changes in Directors, Supervisors and senior management were as follows:

Name	Position	Change
Luo Ming Hao	Chief Pilot	Appointed
Yang Ben Sen	Chief Pilot	Dismissed

IV.	CHANGE OF INFORMATION OF DIRECTORS OR SUPERVISORS UNDER RULE 13.51B(1) OF THE LISTING RULES

Below is the information relating to the change of Directors or Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of the Annual Report 2017:

Mr. Jiao Shu Ge, the Company’s independent non-executive Director, served as the Chairman of Wuhu Zhengding Investment Management Co., Ltd., the director of CP&CDH Capital Company Limited (Zhengding Capital Co., Ltd.), the Chairman of Inner Mongolia Hetao Wine Group Co., Ltd., ceased to serve as the Chairman of Shanghai Zhangjiang Biotechnology Co., Ltd., the director of Shanghai Haimo Zexin Pharmaceutical Technology Development Co., Ltd., the director of Shanghai Haimo Biotechnology Co., Ltd., the director and manager of Beijing Yuanbo Hengrui Investment Consulting Co., Ltd..

Save as disclosed above, there is no information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

V.	EMPLOYEES

As at 30 June 2018, the Group had an aggregate of 96,315 employees (31 December 2017: 96,234). The wages of the Group’s employees consist of basic salaries and bonuses.

Corporate Bond

I.	BASIC INFORMATION OF CORPORATE BONDS

								Unit: RMB million
Name of bonds	Abbreviation	Code	Issuance date	Maturity date	Outstanding balance of bonds	Interest rate	Repayment of principal and interest	Trading floor
Corporate bonds	15 China Southern Airlines 01	136053	20 November 2015	20 November 2020	3,000	3.63%	Pay interests once a year, pay back principal plus interests when due	SSE
Corporate bonds	16 China Southern Airlines 01	136256	3 March 2016	3 March 2019	5,000	2.97%	Pay interests once a year, pay back principal plus interests when due	SSE
Corporate bonds	16 China Southern Airlines 02	136452	25 May 2016	25 May 2021	5,000	3.12%	Pay interests once a year, pay back principal plus interests when due	SSE

Repayment of Principal and Interest of Corporate Bonds

On 5 March 2018, the Company settled the interests of 2016 corporate bonds of China Southern Airlines Company Limited (the first tranche, hereinafter referred to as “Current Bonds”) during the period from 3 March 2017 to 2 March 2018. The coupon rate of Current Bonds was 2.97%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB29.70 (including tax) will be paid. Individual holders of bonds will be paid RMB23.76 for every RMB1,000 of bonds (after tax). Interests paid to non-resident enterprise holders of (including QFII, RQFII) bonds were RMB26.73 for every RMB1,000 of Current Bonds they effectively held (after tax).

On 25 May 2018, the Company settled the interests of 2016 corporate bonds of China Southern Airlines Company Limited (the second tranche, hereinafter referred to as “Current Bonds”) during the period from 25 May 2017 to 24 May 2018. The coupon rate of Current Bonds was 3.12%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB31.20 (including tax) will be paid. Individual holders of bonds will be paid RMB24.96 for every RMB1,000 of bonds (after tax). Interests paid to non-resident enterprise holders of (including QFII, RQFII) bonds were RMB28.08 for every RMB1,000 of Current Bonds they effectively held (after tax).

II.	CONTACT PERSON & CONTACT INFORMATION OF THE CORPORATE BOND TRUSTEE AND CONTACT INFORMATION OF THE CREDIT RATING AGENCY

	Trustee of bonds			Credit rating agency
Name	Office address	Contact persons	Contact numbers	Name	Office address
Guosen Securities Co., Ltd. (“Guosen Securities”)	Flat 1408, Floor 14, Guosen Securities Tower, No. 1010 Hongling Middle Road, Luohu District, Shenzhen	Zhou Lei	13501582885	Lianhe Credit Information Service Co., Ltd.	Floor 12, PICC Building, 2 Jianwai Street, Chaoyang District, Beijing

III.	USE OF PROCEEDS FROM ISSUANCE OF CORPORATE BONDS

Use of proceeds	15 China Southern Airlines 01	16 China Southern Airlines 01	16 China Southern Airlines 02
Use of proceeds from issuance of corporate bonds and performance procedure

In accordance with the requirements set out in the prospectus, the Company has used RMB2.99985 billion of all the net proceeds from issuance of bonds for the period, after deduction of the issuance expenses, for the repayment of of bank loans and replenishment of working capital

In accordance with the requirements set out in the prospectus, the Company has used RMB4.99975 billion of all the net proceeds from issuance of bonds for the period, after deduction of the issuance expenses, for the repayment of bank loans

In accordance with the requirements set out in the prospectus, the Company has used RMB4.99975 billion of all the net proceeds from issuance of bonds for the period, after deduction of the issuance expenses, for the repayment of of bank loans and replenishment of working capital

Balance at the end of the reporting period (RMB million)	3,000	5,000	5,000

Operations of specific accounts of proceeds from issuance of bonds

The Company has set up special account for the proceeds from the issuance of bonds of Bank of Communications Co., Ltd. Guangzhou Lantian Branch (交通銀行股份有限公司廣州蘭天支行) . The account name is China Southern Airlines Company Limited and the account number is 441165853018800002938. The Company strictly fulfilled the relevant commitments set out in the corporate bonds prospectus and managed the proceeds from issuance of bonds. The special account will be applied to receipt, deposit, transfer and repay interest and principal. As at the end of the reporting period, there is no operational anomaly in the issuer’s special accounts for the proceeds from the issuance of bonds.

Whether use of proceeds is in line with the purpose, usage plan and other requirements of the commitment in the prospectus	The use of proceeds is in line with the purpose, usage plan and other requirements of the commitment in the prospectus	The use of proceeds is in line with the purpose, usage plan and other requirements of the commitment of the prospectus	The use of proceeds is in line with the purpose, usage plan and other requirements of the commitment in the prospectus

IV.	RATING OF CORPORATE BONDS

On 25 May 2018, United Credit Ratings Co., Ltd. conducted a follow-up rating on the long-term credit conditions of the Company and the credit conditions of the three corporate bonds issued by the Company, namely, “15 China Southern Airlines 01”, “16 China Southern Airlines 01” and “16 China Southern Airlines 02” and determined the Company to be AAA with “stable” prospect and the credit rating of “15 China Southern Airlines 01”, “16 China Southern Airlines 01” and “16 China Southern Airlines 02” to be AAA. This level reflects the Company’s ability to repay debts is extremely strong, and is basically not affected by the adverse economic environment, and the risk of default is extremely low. The results of this follow-up rating are consistent with the results of the last rating.

V.	CREDIT ENHANCEMENT MECHANISM, DEBT REPAYMENT PLAN AND OTHER RELATED INFORMATION OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the reporting period, there was no credit enhancement mechanism for corporate bonds of the Company.

Debt Repayment Plan:

The interest date of 15 China Southern Airlines 01 corporate bonds was 20 November 2015. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest date is 20 November of each year from 2016 to 2020, respectively. If the investors exercise the option for redemption, then the interest date to redeem a portion of the bonds will be on 20 November annually from 2016 to 2018. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day. The repayment date of 15 China Southern Airlines No.01 corporate bonds was 20 November 2020. If the investors exercise the option for redemption, then the interest date to redeem a portion of the bonds will be on 20 November 2018. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day.

The interest date of 16 China Southern Airlines 01 corporate bonds was 3 March 2016. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest date is 3 March of each year from 2017 to 2019, respectively. The repayment date of 16 China Southern Airlines No.01 corporate bonds was 3 March 2019. If such date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests.

The interest date of 16 China Southern Airlines 02 corporate bonds was 25 May 2016. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest date is 25 May of each year from 2017 to 2021, respectively. If the investors exercise the option for redemption, then the interest date to redeem a portion of the bonds will be on 25 May annually from 2017 to 2019. If the interest date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests during the postponing period. The repayment date of 16 China Southern Airlines No.02 corporate bonds was 25 May 2021. If such date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests.

The principal redemption and interest payment of the above corporate bonds will be handled by the registration authority and relevant institutions. The specific matters of principal redemption and interest payment will be explained in the relevant announcements issued by the Company in the designated media of the CSRC in accordance with relevant state regulations.

Other debt repayment protection measures for the above corporate bonds: (1) set up a special repayment working group; (2) set up special accounts and strictly implement the fund management plan; (3) formulate bondholders’ meeting rules; (4) give full play to the role of bond trustee; and (5) implement strict information disclosure. In addition, the Company undertakes that in the event that it is not expected to pay the principal and interest of the bonds on time or fails to pay the principal and interest of the bonds, the Company will at least take the following measures: (1) not to distribute profits to shareholders; (2) limit the Company’s debt and the scale of external guarantees; and (3) restrict the Company’s material foreign investment.

During the reporting period, the above credit enhancement mechanism, debt repayment plan and other debt repayment guarantee measures for corporate bonds of the Company remained unchanged.

VI.	MEETINGS CONVENED FOR HOLDERS OF CORPORATE BONDS

During the reporting period, the Company did not convene any meeting for holders of corporate bonds.

VII.	PERFORMANCE OF DUTIES BY CORPORATE BOND TRUSTEE

In October 2015, the Company engaged Guosen Securities to act as the corporate bond trustee, and entered into the Agreement for Entrusted Management of Bonds with Guosen Securities.

Guosen Securities continuously followed and supervised the Company’s performance of obligations as specified in the prospectus and the agreement, as well as continuously monitored the credit conditions, internal and external credit enhancement mechanism, and implementation of debt repayment protection measures of the Company. Guosen Securities also supervised the receipt, deposit and transfer of raised funds on special accounts and repayment of principal and interests by the Company. In accordance with Measures for Management on Issuance and Transaction of Corporate Bonds, Code of Conduct for Trustee of Corporate Bonds, Prospectus for Public Offering of Corporate Bonds 2015 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2016 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2016 (Second Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Agreement for Entrusted Management of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015, Rules for Meetings of Holders of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015 and other related regulations, Guosen Securities performed the duties as a trustee to safeguard the legal rights and interests of holders of corporate bonds.

During 2017, there was no change and supplement to the duties of the trustee. In accordance with relevant requirements, Guosen Securities issued 2017 Regular Report on Entrusted Management Affairs in respect of Corporate Bonds of China Southern Airlines Company Limited on 7 June 2018.

VIII.	ACCOUNTING DATA AND FINANCIAL INDICATORS AS AT THE END OF THIS REPORTING PERIOD AND AS AT THE END OF LAST YEAR (OR DURING THIS REPORTING PERIOD AND THE CORRESPONDING PERIOD OF LAST YEAR)

Major indicators	As at the end of this reporting period	As at the end of last year	Increase/decrease as compared to that as at the end of last year (%)	Reasons for changes
Current ratio	0.24	0.26	(7.69)	/
Quick ratio	0.21	0.23	(8.70)	/
Asset-liability ratio	71.74%	71.40%	0.48	/
Loan repayment rate	100%	100%	/	/

	During this reporting period (January to June)	During the corresponding period of last year	Increase/decrease as compared to that for the corresponding period of last year (%)	Reasons for changes
EBITDA-to-interest coverage ratio	6	7	(14.29)	/
Interest coverage ratio	100%	100%	/	/

IX.	INFORMATION OF OVERDUE LOANS

During the reporting period, the Company did not have any overdue loans.

X.	ISSUANCE, INTEREST PAYMENT AND ENCASHMENT OF OTHER BONDS AND DEBT FINANCING INSTRUMENTS OF THE COMPANY

Outline of Issuance during the Reporting Period:

Unit: RMB million

	Date of Issuance	Issuance Price (or Interest Rate)	Issuance Amount	Listing Date	Amount Approved for Listing	Date of Termination of Transaction
Ultra-short-term financing bills	21 May 2018	3.70%	500	24 May 2018	500	21 August 2018
Ultra-short-term financing bills	24 May 2018	3.10%	500	28 May 2018	500	24 June 2018
Ultra-short-term financing bills	25 May 2018	3.30%	500	29 May 2018	500	6 August 2018

Outline of Encashment during the Reporting Period:

On 25 June 2018, the second tranche of ultra-short-term financing bills of the Company in 2018 expired and the principal and interests totaling RMB501,273,972.60 were fully paid.

XI.	BANKING FACILITIES OF THE COMPANY DURING THE REPORTING PERIOD

As at 30 June 2018, the Company has obtained banking facilities of up to RMB261,110 million from several domestic banks, among which the utilized banking facilities amounted to about RMB55,275 million and the unutilized amount was about RMB205,835 million. During the reporting period, the Group repaid bank loans of approximately RMB16,045 million.

XII.	IMPLEMENTATION OF THE RELEVANT AGREEMENTS OR COMMITMENTS AS SPECIFIED IN THE PROSPECTUS OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the reporting period, the Company strictly implements the various agreements and undertakings of the prospectus of corporate bonds, and there is no negative impact on the bond investors due to the failure of implementation of the agreements or undertakings of the prospectus of corporate bonds.

XIII.	MAJOR EVENTS AND IMPACT THEREOF ON THE OPERATIONS AND SOLVENCY OF THE COMPANY

During the reporting period, there was no major event which had material impact on the operations and solvency of the Company.

Interim Financial Report

Review Report

Review report to the Board of Directors of China Southern Airlines Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 69 to 106 which comprises the consolidated statement of financial position of China Southern Airlines Company Limited (the “Company”) as of 30 June 2018 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2018 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

28 August 2018

Consolidated Income Statement

For the six months ended 30 June 2018 – unaudited

		Six months ended 30 June
		2018		2017
	Note	RMB million		RMB million
				(Note)
Operating revenue
Traffic revenue			64,885		57,819
Other operating revenue			2,635		2,669

Total operating revenue	4		67,520		60,488

Operating expenses
Flight operation expenses			35,339		30,326
Maintenance expenses			6,082		5,278
Aircraft and transportation service expenses			11,298		10,617
Promotion and selling expenses			3,253		3,125
General and administrative expenses			1,506		1,419
Depreciation and amortisation	9		6,946		6,468
Others			836		621

Total operating expenses			65,260		57,854

Other net income	8		2,412		1,948

Operating profit	9		4,672		4,582

Interest income			51		46
Interest expense	7		(1,536)		(1,332)
Share of associates’ results			184		233
Share of joint ventures’ results			71		83
Exchange (loss)/gain, net			(471)		561
Changes in fair value of financial instruments			72		—

Profit before income tax			3,043		4,173
Income tax	10		(682)		(962)

Profit for the period			2,361		3,211

Profit attributable to:
Equity shareholders of the Company			2,095		2,772
Non-controlling interests			266		439

Profit for the period			2,361		3,211

Earnings per share
Basic and diluted	12	RMB	0.21	RMB	0.28

Note:	The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See note 2.

The accompanying notes form part of this interim financial report.

Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2018 – unaudited

		Six months ended 30 June
	Note	2018 RMB million	2017 RMB million
			(Note)
Profit for the period		2,361	3,211

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		287	—
– Deferred tax relating to above item		(72)	—

Items that may be reclassified subsequently to profit or loss
– Cash flow hedges: fair value movement of derivative financial instruments		52	(7)
– Fair value movement of available-for-sale financial assets (recycling)		—	3
– Deferred tax relating to above items		(13)	1

Other comprehensive income for the period	11	254	(3)

Total comprehensive income for the period		2,615	3,208

Total comprehensive income attributable to:
Equity shareholders of the Company		2,252	2,768
Non-controlling interests		363	440

Total comprehensive income for the period		2,615	3,208

Note:	The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See note 2.

The accompanying notes form part of this interim financial report.

Consolidated Statement of Financial Position

At 30 June 2018 – unaudited

	Note		At 30 June 2018 RMB million	At 31 December 2017 RMB million
				(Note)
Non-current assets
Property, plant and equipment, net	13		165,455	158,926
Construction in progress	14		32,253	30,233
Lease prepayments	15		2,888	2,923
Goodwill			237	237
Interest in associates			3,173	3,031
Interest in joint ventures			1,086	1,015
Other investments in equity securities	2	(a)	—	103
Aircraft lease deposits			603	642
Available-for-sale financial assets	2	(a)	—	622
Other equity instrument investments			1,048	—
Other non-current financial assets			96	—
Derivative financial instruments			98	46
Deferred tax assets			1,550	1,662
Other assets			1,559	1,394

			210,046	200,834

Current assets
Inventories			1,880	1,622
Trade receivables	16		3,533	2,675
Other receivables			6,851	5,232
Cash and cash equivalents			5,427	6,826
Restricted bank deposits			106	111
Prepaid expenses and other current assets			1,444	1,334
Derivative financial assets			23	—
Assets held for sale			32	8
Amounts due from related companies	22	(c)	120	76

			19,416	17,884

Current liabilities
Derivative financial liabilities			—	64
Borrowings	17		39,646	27,568
Current portion of obligations under finance leases	18		9,160	8,341
Trade payables	19		2,022	2,125
Contract liabilities	2	(c)	1,565	—
Sales in advance of carriage	2	(a)	6,911	7,853
Deferred revenue	2	(c)	—	1,502
Current income tax			500	919
Amounts due to related companies	22	(c)	69	101
Accrued expenses			15,674	15,370
Other liabilities			6,498	5,734

			82,045	69,577

Net current liabilities			(62,629)	(51,693)

Total assets less current liabilities			147,417	149,141

	Note		At 30 June 2018 RMB million	At 31 December 2017 RMB million
				(Note)
Non-current liabilities
Borrowings	17		11,070	20,719
Obligations under finance leases	18		64,585	59,583
Deferred revenue	2	(c)	—	1,849
Other non-current liabilities	2	(c)	2,136	—
Provision for major overhauls			3,086	2,808
Provision for early retirement benefits			2	3
Deferred benefits and gains			1,140	1,053
Deferred tax liabilities			555	583

			82,574	86,598

Net assets			64,843	62,543

Capital and reserves
Share capital			10,088	10,088
Reserves	20		41,720	39,848

Total equity attributable to equity shareholders of the Company			51,808	49,936
Non-controlling interests			13,035	12,607

Total equity			64,843	62,543

Note:	The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See note 2.

Approved and authorised for issue by the Board of Directors on 28 August 2018.

Wang Chang Shun	Tan Wan Geng
Director	Director

The accompanying notes form part of this interim financial report.

Consolidated Statement of Changes in Equity

For the six months ended 30 June 2018 – unaudited

			Attributable to equity shareholders of the Company
	Note		Share capital RMB million	Share premium RMB million	Fair value reserve (recycling) RMB million	Fair value reserve (non- recycling) RMB million	Other reserves RMB million	Retained earnings RMB million	Total RMB million	Non- controlling interests RMB million	Total equity RMB million
Balance at 1 January 2017			9,818	14,131	209	—	2,078	17,220	43,456	11,520	54,976
Changes in equity for the six months ended 30 June 2017:
Profit for the period			—	—	—	—	—	2,772	2,772	439	3,211
Other comprehensive income			—	—	(4)	—	—	—	(4)	1	(3)

Total comprehensive income			—	—	(4)	—	—	2,772	2,768	440	3,208

Dividends relating to 2016	20	(a)	—	—	—	—	—	(982)	(982)	—	(982)
Distributions to non-controlling interests			—	—	—	—	—	—	—	(124)	(124)
Capital injection of non-controlling interests in subsidiaries			—	—	—	—	—	—	—	404	404
Dilution and change in non-controlling interests and other reserves			—	—	—	—	113	—	113	(39)	74

Balance at 30 June 2017 and 1 July 2017			9,818	14,131	205	—	2,191	19,010	45,355	12,201	57,556
Changes in equity for the six months ended 31 December 2017:
Profit for the period			—	—	—	—	—	3,189	3,189	498	3,687
Other comprehensive income			—	—	70	—	1	—	71	45	116
Total comprehensive income			—	—	70	—	1	3,189	3,260	543	3,803
Appropriations to reserves			—	—	—	—	492	(492)	—	—	—
Issuance of shares			270	1,051	—	—	—	—	1,321	—	1,321
Distributions to non-controlling interests			—	—	—	—	—	—	—	(137)	(137)

Balance at 31 December 2017 (Note)			10,088	15,182	275	—	2,684	21,707	49,936	12,607	62,543

			Attributable to equity shareholders of the Company
	Note		Share capital RMB million	Share premium RMB million	Fair value reserve (recycling) RMB million	Fair value reserve (non- recycling) RMB million	Other reserves RMB million	Retained earnings RMB million	Total RMB million	Non- controlling interests RMB million	Total equity RMB million
Balance at 31 December 2017			10,088	15,182	275	—	2,684	21,707	49,936	12,607	62,543
Impact on initial application of IFRS 15	2	(a)	—	—	—	—	—	526	526	53	579
Impact on initial application of IFRS 9	2	(a)	—	—	(240)	303	—	40	103	8	111
Adjusted balance at 1 January 2018			10,088	15,182	35	303	2,684	22,273	50,565	12,668	63,233

Changes in equity for the six months ended 30 June 2018:
Profit for the period			—	—	—	—	—	2,095	2,095	266	2,361
Other comprehensive Income			—	—	39	118	—	—	157	97	254

Total comprehensive income			—	—	39	118	—	2,095	2,252	363	2,615

Dividends relating to 2017	20	(a)	—	—	—	—	—	(1,009)	(1,009)	—	(1,009)
Distributions to non-controlling interests			—	—	—	—	—	—	—	(68)	(68)
Capital injection of non-controlling interests in subsidiaries			—	—	—	—	—	—	—	72	72

Balance at 30 June 2018			10,088	15,182	74	421	2,684	23,359	51,808	13,035	64,843

Note:	The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See note 2.

Consolidated Cash Flow Statement

For the six months ended 30 June 2018 – unaudited

	Six months ended 30 June
	2018 RMB million	2017 RMB million
Operating activities
Cash generated from operating activities	10,629	10,116
Interest received	54	76
Interest paid	(2,039)	(1,868)
Income tax paid	(1,281)	(1,205)

Net cash generated from operating activities	7,363	7,119

Investing activities
Proceeds from disposal of property, plant and equipment and construction in progress	2,476	2,321
Dividends received from associates	20	36
Proceeds from maturity of term deposits	313	314
Acquisition of term deposits	(171)	(59)
Payment for aircraft lease deposits	(30)	(26)
Refund of aircraft lease deposits	75	86
Additions of property, plant and equipment, lease prepayments and other assets	(9,456)	(5,437)
Capital injection into associates	—	(170)
Cash inflow from other investing activities	12	7

Net cash used in investing activities	(6,761)	(2,928)

Financing activities
Proceeds from bank borrowings	17,274	26,112
Proceeds from ultra-short-term financing bills	1,500	1,000
Repayment of bank borrowings	(16,045)	(8,216)
Repayment of principal under finance lease obligations	(4,305)	(5,336)
Repayment of ultra-short-term financing bills	(500)	(18,000)
Capital injection from the non-controlling interests of subsidiaries	72	404
Dividends paid to non-controlling interests	—	(33)

Net cash used in financing activities	(2,004)	(4,069)

Net (decrease)/increase in cash and cash equivalents	(1,402)	122
Cash and cash equivalents at 1 January	6,826	4,152
Exchange gain/(loss) on cash and cash equivalents	3	(6)

Cash and cash equivalents at 30 June	5,427	4,268

The accompanying notes form part of this interim financial report.

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2018 – unaudited

(Expressed in Renminbi unless otherwise indicated)

1	Basis of preparation

This interim financial report of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue on 28 August 2018.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2017 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2018 annual financial statements. Details of any changes in accounting policies are set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2017 annual financial statements. The consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. KPMG’s independent review report to the Board of Directors is included on page 68.

2	Changes in accounting policies

(a)	Overview

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS 9, Financial instruments

•	IFRS 15, Revenue from contracts with customers

•	IFRIC 22, Foreign currency transactions and advance consideration

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The Group has been impacted by IFRS 9 in relation to classification and measurement of financial assets and measurement of credit losses, and impacted by IFRS 15 in relation to timing of revenue recognition, measurement of revenue under frequent flyer award programmes, and relevant presentation. Details of the changes in accounting policies are discussed in note 2(b) for IFRS 9 and 2 (c) for IFRS 15.

2	Changes in accounting policies (continued)

(a)	Overview (continued)

Under the transition methods chosen, the Group recognises cumulative effect of the initial application of IFRS 9 and IFRS 15 as an adjustment to the opening balance of equity at 1 January 2018. Comparative information is not restated. The following table gives a summary of the opening balance adjustments recognised for each line item in the consolidated statement of financial position that has been impacted by IFRS 9 and/or IFRS 15:

	At 31 December 2017 RMB million	Impact on initial application of IFRS 9 (Note 2(b)) RMB million	Impact on initial application of IFRS 15 (Note 2(c)) RMB million	At 1 January 2018 RMB million
Other investments in equity securities	103	(103)	—	—
Available-for-sale financial assets	622	(622)	—	—
Other equity instrument investments	—	761	—	761
Other non-current financial assets	—	111	—	111
Deferred tax assets	1,662	(31)	(1)	1,630

Total non-current assets	200,834	116	(1)	200,949

Contract liabilities	—	—	1,461	1,461
Sales in advance of carriage	7,853	—	(700)	7,153
Deferred revenue	1,502	—	(1,502)	—
Current income tax	919	—	192	1,111
Other liabilities	5,734	—	18	5,752

Total current liabilities	69,577	—	(531)	69,046

Net current liabilities	(51,693)	—	531	(51,162)

Total assets less current liabilities	149,141	116	530	149,787

Deferred revenue	1,849	—	(1,849)	—
Other non-current liabilities	—	—	1,800	1,800
Deferred tax liabilities	583	5	—	588

Total non-current liabilities	86,598	5	(49)	86,554

Net assets	62,543	111	579	63,233

Reserves	39,848	103	526	40,477

Total equity attributable to equity shareholders of the company	49,936	103	526	50,565

Non-controlling interests	12,607	8	53	12,668

Total equity	62,543	111	579	63,233

Further details of these changes are set out in sub-sections (b) and (c) of this note.

(b)	IFRS 9, Financial instruments

IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement. It sets out the requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

The Group has applied IFRS 9 retrospectively to items that existed at 1 January 2018 in accordance with the transition requirements. The Group has recognised the cumulative effect of initial application as an adjustment to the opening equity at 1 January 2018. Therefore, comparative information continues to be reported under IAS 39.

2	Changes in accounting policies (continued)

(b)	IFRS 9, Financial instruments (continued)

The following table summarises the impact of transition to IFRS 9 on equity at 1 January 2018.

RMB million
Retained earnings
Transferred from fair value reserve (recycling) relating to financial assets now measured at fair value through profit or loss (FVPL)	30
Remeasurement of other investments in equity securities now measured at FVPL at 1 January 2018	23
Related tax	(5)
Effect of the above changes on non-controlling interests	(8)

Net increase in retained earnings at 1 January 2018	40

Fair value reserve (recycling)
Transferred to retained earnings relating to financial assets now measured at FVPL	(30)
Transferred to fair value reserve (non-recycling) relating to equity securities now measured at fair value through other comprehensive income (FVOCI)	(210)

Net decrease in fair value reserve (recycling) at 1 January 2018	(240)

Fair value reserve (non-recycling)
Transfer and remeasurement effect of other investments in equity securities now measured at FVOCI at 1 January 2018	334
Related tax	(31)

Net increase in fair value reserve (non-recycling) at 1 January 2018	303

Non-controlling interests
Remeasurement of other investments in equity securities now measured at FVPL in non-controlling interests at 1 January 2018	8

Further details of the nature and effect of the changes to previous accounting policies and the transition approach are set out below:

(i)	Classification of financial assets and financial liabilities

IFRS 9 categories financial assets into three principal classification categories: measured at amortised cost, at FVOCI and at FVPL. These supersede IAS 39’s categories of held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets measured at FVPL. The classification of financial assets under IFRS 9 is based on the business model under which the financial asset is managed and its contractual cash flow characteristics.

An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Group makes an election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognised in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI (non-recycling), are recognised in profit or loss as other income.

2	Changes in accounting policies (continued)

(b)	IFRS 9, Financial instruments (continued)

(i)	Classification of financial assets and financial liabilities (continued)

The following table shows the original measurement categories for each class of the Group’s financial assets under IAS 39 and reconciles the carrying amounts of those financial assets determined in accordance with IAS 39 to those determined in accordance with IFRS 9.

	IAS 39 carrying amount at 31 December 2017 RMB million	Reclassification RMB million	Remeasurement RMB million	IFRS 9 carrying amount at 1 January 2018 RMB million
Financial assets measured at FVOCI (non-recyclable)
Other equity instrument investment	—	637	124	761
Financial assets carried at FVPL
Other non-current financial assets	—	88	23	111
Financial assets classified as available-for-sale under IAS 39
Available-for-sale financial assets	622	(622)	—	—
Other investments in equity securities	103	(103)	—	—

The measurement categories for all financial liabilities remain the same, except for financial guarantee contracts.

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

After initial recognition at fair value, the Group, as an issuer of such a contract, subsequently measure it at the higher of: (i) the amount of the loss allowance determined in accordance with Note 2(b)(ii) and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised.

The change in measurement category of financial guarantee contracts does not have a material impact on the financial position and the financial result of the Group as at 1 January 2018 and for the period ended 30 June 2018.

The carrying amounts for all financial liabilities (including financial guarantee contracts) at 1 January 2018 have not been impacted by the initial application of IAS 9.

The Group had not designated or de-designated any financial asset or financial liability at FVPL at 1 January 2018.

2	Changes in accounting policies (continued)

(b)	IFRS 9, Financial instruments (continued)

(ii)	Credit losses

IFRS 9 replaces the “incurred loss” model in IAS 39 with the “expected credit losses” (“ECL”) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises ECLs earlier than under the “incurred loss” accounting model in IAS 39.

The Group applies the new ECL model to the following items:

•	financial assets measured at amortised cost (including cash and cash equivalents, and trade and other receivables);

•	lease receivables; and

•	financial guarantee contracts issued.

Financial assets measured at fair value, including equity investments measured at FVPL, equity investments designated at FVOCI (non-recycling) and derivative financial assets, are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

•	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables and lease receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognises a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

2	Changes in accounting policies (continued)

(b)	IFRS 9, Financial instruments (continued)

(ii)	Credit losses (continued)

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held). The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due, unless the Group has reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more than 30 days past due.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

The adoption of the ECL model under IFRS9 does not have a material impact on the financial position and the financial result of the Group as of 1 January 2018 and for the period ended 30 June 2018.

Write-off policy

The gross carrying amount of a financial asset and lease receivable is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

2	Changes in accounting policies (continued)

(b)	IFRS 9, Financial instruments (continued)

(iii)	Hedge accounting

The Group has elected to adopt the new general hedge accounting model in IFRS 9. Depending on the complexity of the hedge, this new accounting model allows a more qualitative approach to assessing hedge effectiveness compared to IAS 39 to be applied, and the assessment is always forward-looking. The adoption of IFRS 9 has not had a significant impact on the Group’s financial statements in this regard.

(iv)	Transition

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively, except as described below:

•

Information relating to comparative periods has not been restated. Differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 are recognised in retained earnings and reserves as at 1 January 2018. Accordingly, the information presented for 2017 continues to be reported under IAS 39 and thus may not be comparable with the current period.

•	The following assessments have been made on the basis of the facts and circumstances that existed at 1 January 2018 (the date of initial application of IFRS 9 by the Group):

•	the determination of the business model within which a financial asset is held; and

•	the designation of certain investments in equity instruments not held for trading to be classified as at FVOCI (non-recycling).

•

If, at the date of initial application, the assessment of whether there has been a significant increase in credit risk since initial recognition would have involved undue cost or effort, a lifetime ECL has been recognised for that financial instrument.

•

All hedging relationships designated under IAS 39 at 31 December 2017 met the criteria for hedge accounting under IFRS 9 at 1 January 2018 and are therefore regarded as continuing hedging relationships. Changes to hedge accounting policies have been applied prospectively.

(c)	IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for recognising revenue and some costs from contracts with customers. IFRS 15 replaces IAS 18, Revenue, which covered revenue arising from sale of goods and rendering of services, and IAS 11, Construction contracts, which specified the accounting for construction contracts.

The Group has elected to use the cumulative effect transition method and has recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2018. Therefore, comparative information has not been restated and continues to be reported under IAS 11 and IAS 18. As allowed by IFRS 15, the Group has applied the new requirements only to contracts that were not completed before 1 January 2018.

2	Changes in accounting policies (continued)

(c)	IFRS 15, Revenue from contracts with customers (continued)

The following table summarises the impact of transition to IFRS 15 on total equity at 1 January 2018:

RMB million
Total equity
Earlier recognition of ticket breakage revenue	682
Change in measurement of revenue under frequent flyer award programme	89
Related income tax	(192)

Total equity	579

Representing:
Attributable to equity shareholders of the Company	526
Non-controlling interests	53

Further details of the nature and effect of the changes on previous accounting policies are set out below:

(i)	Timing of revenue recognition

Previously, revenue arising from construction contracts and provision of services was recognised over time, whereas revenue from sale of goods was generally recognised at a point in time when the risks and rewards of ownership of the goods had passed to the customers.

Under IFRS 15, revenue is recognised when the customer obtains control of the promised good or service in the contract. This may be at a single point in time or over time. IFRS 15 identifies the following three situations in which control of the promised good or service is regarded as being transferred over time:

A.	When the customer simultaneously receives and consumes the benefits provided by the entity’s performance, as the entity performs;

B.	When the entity’s performance creates or enhances an asset (for example work in progress) that the customer controls as the asset is created or enhanced;

C.	When the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

If the contract terms and the entity’s activities do not fall into any of these 3 situations, then under IFRS 15 the entity recognises revenue for the sale of that good or service at a single point in time, being when control has passed. Transfer of risks and rewards of ownership is only one of the indicators that is considered in determining when the transfer of control occurs.

The adoption of IFRS 15 does not have a significant impact on when the Group recognises revenue, except for revenue arising from ticket breakage.

Ticket breakage relates to a portion of contractual rights that the Group does not expect to be exercised. Previously, revenue arising from ticket breakage was recognised when the tickets expired. Whereas under IFRS15, the Group recognises, in proportion to the pattern of rights exercised by the customer, the expected breakage amount which the Group expects to be entitled to as revenue by the point of flown. If the Group does not expect to be entitled to a breakage amount, the Group recognises the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

As a result of this change in accounting policy, the Group has made adjustments to opening balances as at 1 January 2018 which increased retained earnings and non-controlling interests by RMB460 million and RMB52 million respectively, after an offsetting tax impact of RMB170 million. In addition, the negative impact on the Group’s revenue for the reporting period was RMB29 million.

2	Changes in accounting policies (continued)

(c)	IFRS 15, Revenue from contracts with customers (continued)

(ii)	Measurement of revenue under frequent flyer award programmes

Previously, the amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileage awarded under the Group’s frequent flyer award programmes. The value attributed to the awarded mileage is deferred as a liability, and the remainder value is recognised as revenue in current period. Under IFRS15, the Group allocates the transaction price to flight and mileage awarded on a relative stand-alone selling price basis. Therefore, the amount allocated to mileage awarded changed as compared to the fair value of mileage awarded measured under IAS18, and in the meantime affecting the amount recognised as current period revenue and contract liabilities.

As a result of this change in accounting policy, the Group has made adjustments to opening balances as at 1 January 2018 which increased retained earnings and non-controlling interests by RMB66 million and RMB1 million respectively, after an offsetting tax impact of RMB22 million. In addition, the positive impact on the Group’s revenue for the reporting period was RMB20 million.

(iii)	Presentation

(1)	Ticket Breakage Revenue

Previously, revenue arising from ticket breakage was presented separately as “Expired sales in advance of carriage” in “Other operating revenue”. As a result of the adoption of IFRS15, ticket breakage revenue of RMB358 million for the reporting period is included in the line item “Traffic revenue”.

(2)	Change Fees

Previously, change fees was included in “Other operating revenue”. As a result of the adoption of IFRS15, change fees of RMB292 million for the reporting period which is not considered distinct from the transportation component is classified as “Traffic revenue”.

(3)	Contract Liabilities

Previously, the amount received in relation to mileage mileage awarded is deferred as a liability, within “Deferred revenue”. Under IFRS 15, a contract liability is recognised when a customer pays consideration, or is contractually required to pay consideration and the amount is already due, before the Group recognises the related revenue.

As a result of the adoption of IFRS15, the amount allocated to mileage awarded under the Group’s frequent flyer award programmes is presented as “Contract liabilities” as at 30 June 2018 and the non-current portion is recorded in “Other non-current liabilities”.

(d)	IFRIC 22, Foreign currency transactions and advance consideration

This interpretation provides guidance on determining “the date of the transaction” for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) arising from a transaction in which an entity receives or pays advance consideration in a foreign currency.

The Interpretation clarifies that “the date of the transaction” is the date on initial recognition of the non-monetary asset or liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance of recognising the related item, the date of the transaction for each payment or receipt should be determined in this way. The adoption of IFRIC 22 does not have any material impact on the financial position and the financial result of the Group.

3	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business.

The interim financial report do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2017.

There have been no changes in the risk management policies since 31 December 2017.

(a)	Liquidity risk

As at 30 June 2018, the Group’s current liabilities exceeded its current assets by RMB62,629 million. For the six months ended 30 June 2018, the Group recorded a net cash inflow from operating activities of RMB7,363 million, a net cash outflow from investing activities of RMB6,761 million and a net cash outflow from financing activities of RMB2,004 million, which resulted in a net decrease in cash and cash equivalents of RMB1,402 million.

As at 30 June 2018, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB261,110 million (31 December 2017: RMB181,922 million), of which approximately RMB205,835 million (31 December 2017: RMB142,239 million) was unutilised.

The directors of the Company believe that cash from operations and borrowings will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The directors believe that the Group has obtained sufficient facilities from PRC banks for financing future capital commitments and for working capital purposes.

As at 30 June 2018, the contractual maturities of the Group’s borrowings and obligations under finance leases are disclosed in Notes 17 and 18 respectively.

(b)	Interest rate risk

The Group’s borrowings and obligations under finance leases issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

As at 30 June 2018, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s profit after tax and retained profits by approximately RMB537 million (31 December 2017: RMB530 million).

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating-rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2017.

3	Financial risk management and fair values (continued)

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s obligations under finance leases (Note 18) and certain of the bank borrowings (Note 17) are denominated in foreign currencies, principally United States Dollars (“USD”), Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

The following table indicates the instantaneous change in Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant.

	30 June 2018
	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	297
	(1%)	(297)

Euro	1%	28
	(1%)	(28)

Japanese Yen	10%	107
	(10%)	(107)

	31 December 2017
	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	278
	(1%)	(278)

Euro	1%	31
	(1%)	(31)

Japanese Yen	10%	116
	(10%)	(116)

3	Financial risk management and fair values (continued)

(d)	Credit risk

The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, lease receivables and derivative financial instruments.

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality.

(i)	Trade receivables

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 30 June 2018, the balance due from BSP agents amounted to RMB1,087 million (31 December 2017: RMB1,015 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade receivables is set out in Note 16.

(ii)	Derivative financial instruments

The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (six months ended 30 June 2017: 10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the jet fuel costs by approximately RMB1,938 million (six months ended 30 June 2017: RMB1,540 million). The sensitivity analysis indicates the change in the Group’s jet fuel costs that would arise assuming that the change in jet fuel price had occurred at the beginning of and throughout the reporting period.

3	Financial risk management and fair values (continued)

(f)	Fair value

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•

Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

		Fair value measurements as at 30 June 2018 categorised into
	Fair value at 30 June 2018 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Other equity instruments investments:
– Non-listed shares	224	—	—	224
– Non-tradable shares	824	—	—	824
Other non-current financial assets:
– Listed shares	70	70	—	—
– Non-listed shares	26	—	—	26
Derivative financial instruments:
– Interest rate swaps	98	—	98	—
– Cross currency swaps	23	—	23	—

		Fair value measurements as at 31 December 2017 categorised into
	Fair value at 31 December 2017 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement
Financial assets:
Available-for-sale equity securities
– Listed shares	85	85	—	—
– Non-tradable shares	537	—	—	537
Derivative financial instruments:
– Interest rate swaps	46	—	46	—
Financial liabilities:
Derivative financial instruments:
– Cross currency swaps	(64)	—	(64)	—

During the six months ended 30 June 2018, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3 (six months ended 30 June 2017: nil). The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

3	Financial risk management and fair values (continued)

(f)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial instruments is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

The fair value of cross currency swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the end of the reporting period, taking into account current exchange rates and interest rates and the current creditworthiness of the swap counterparties.

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Equity securities
– Non-listed shares*	Market comparable companies	Discount for lack of marketability	43.0% to 47.6%
– Non-tradable shares**	Discounted cash flow	Expected profit growth rate during the projection period	10% to 20%
		Terminal growth rate	10%
		Expected dividend payout rate	28%
		Discount rate	12.29%

*

The fair value of non-listed shares are determined by using comparable listed companies adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability.

**

The fair value of non-tradable shares is determined by discounting a projected cash flow series associated with the investment. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investee. The discount rate used has been adjusted to reflect specific risks relating to the investments. The fair value measurement is positively correlated to the expected profit growth rates and expected dividend rate of the investee, and negatively correlated to the discount rate.

(ii)	Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and obligations under finance leases are carried at amounts not materially different from their fair values as at 30 June 2018 and 31 December 2017.

4	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

			Six months ended 30 June
			2018	2017
	Note		RMB million	RMB million
				(Note)
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by major products of service lines
Traffic revenue
– Passenger			60,386	53,626
– Cargo and mail			4,499	4,193
Commission income			1,248	1,051
Hotel and tour operation income			328	241
General aviation income			218	217
Ground services income			208	220
Expired sales in advance of carriage	2	(c)(iii)	—	193
Air catering income			168	139
Cargo handling income			172	141
Others	2	(c)(iii)	233	367

			67,460	60,388

Revenue from other sources:
– Rental income			60	100

			67,520	60,488

Note:	The Group has initially applied IFRS 15 at 1 January 2018, using the cumulative effect method. Under this method, the comparative information is not restated (see note 2 (c)).

5	Segment reporting

(a)	Business segments

The Group has two reportable operating segments, “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities arising from different accounting policies are set out in Note 5 (c). The relevant comparative figures in the Group’s financial statements prepared in accordance with PRC GAAP are restated as the Group acquired a subsidiary under common control in 2017. Management considered the impact of the above restatement is not material. Therefore, the Group’s segment results for the six months ended 30 June 2017 as disclosed in these interim financial report have not been restated.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

5	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the six months ended 30 June 2018 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	66,966	589	—	—	67,555
Inter-segment sales	25	2,160	(2,185)	—	—

Reportable segment revenue	66,991	2,749	(2,185)	—	67,555

Reportable segment profit before taxation	2,396	358	—	347	3,101

Reportable segment profit after taxation	1,802	274	—	329	2,405

Other segment information
Income tax	594	84	—	18	696
Interest income	43	8	—	—	51
Interest expense	1,524	12	—	—	1,536
Depreciation and amortisation	6,850	106	—	—	6,956
Impairment loss	(2)	—	—	—	(2)
Share of associates’ results	—	—	—	184	184
Share of joint ventures’ results	—	—	—	71	71
Changes in fair value of financial instruments	—	—	—	72	72
Non-current assets additions during the period (#)	17,967	132	—	—	18,099

The segment results of the Group for the six months ended 30 June 2017 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	59,767	552	—	—	60,319
Inter-segment sales	14	1,206	(1,220)	—	—

Reportable segment revenue	59,781	1,758	(1,220)	—	60,319

Reportable segment profit before taxation	3,540	286	—	332	4,158

Reportable segment profit after taxation	2,652	216	—	332	3,200

Other segment information
Income tax	888	70	—	—	958
Interest income	40	6	—	—	46
Interest expense	1,323	9	—	—	1,332
Depreciation and amortisation	6,467	36	—	—	6,503
Impairment loss	7	—	—	—	7
Share of associates’ results	—	—	—	234	234
Share of joint ventures’ results	—	—	—	83	83
Non-current assets additions during the period (#)	10,429	16	—	—	10,445

5	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities as at 30 June 2018 and 31 December 2017 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 30 June 2018
Reportable segment assets	219,079	5,689	(1,173)	5,523	229,118
Reportable segment liabilities	164,061	1,721	(1,173)	—	164,609

As at 31 December 2017
Reportable segment assets	208,116	5,799	(402)	4,816	218,329
Reportable segment liabilities	154,391	2,111	(402)	64	156,164

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial instruments and equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interest in associates and joint ventures, available-for-sale financial assets ,other investments in equity securities, other equity instrument investments, other non-current financial assets , derivative financial instruments and deferred tax assets.

(b)	Geographical information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment is analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin and destination from/to other overseas markets is classified as international revenue.

(2)	Revenue from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	Six months ended 30 June
	2018	2017
	RMB Million	RMB Million
Domestic	48,837	44,180
International	17,491	14,983
Hong Kong, Macau and Taiwan	1,227	1,156

	67,555	60,319

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

5	Segment reporting (continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report

		Six months ended 30 June
		2018	2017
	Note	RMB million	RMB million
Revenue
Reportable segment revenue	5(a)	67,555	60,319
Reclassification of expired sales in advance of carriage	(i)	—	193
Reclassification of sales tax	(ii)	(35)	(24)

Consolidated revenue		67,520	60,488

		Six months ended 30 June
		2018	2017
	Note	RMB million	RMB million
Profit before income tax
Reportable segment profit before taxation	5(a)	3,101	4,158
Capitalisation of exchange difference of specific loans	(iii)	(58)	15
Government grants	(iv)	—	1
Adjustments arising from business combinations under common control	(v)	—	(1)

Consolidated profit before income tax		3,043	4,173

		30 June	31 December
		2018	2017
	Note	RMB million	RMB million
Assets
Reportable segment assets		229,118	218,329
Capitalisation of exchange difference of specific loans	(iii)	138	196
Government grants	(iv)	(8)	(8)
Adjustments arising from business combinations under common control	(v)	237	237
Others		(23)	(36)

Consolidated total assets		229,462	218,718

		30 June	31 December
		2018	2017
	Note	RMB million	RMB million
Liabilities
Reportable segment liabilities		164,609	156,164
Others		10	11

Consolidated total liabilities		164,619	156,175

5	Segment reporting (continued)

Notes:

(i)

For the six months ended 30 June 2017, expired sales in advance of carriage are recorded under non-operating income in the PRC GAAP financial statements. Such income is recognised as other operating revenue in the IFRS financial statements. Effective from 1 January 2018, ticket breakage revenue is included in traffic revenue, as a result of the adoption of IFRS 15 (see Note 2 (c)(iii)), same adjustment was also adopted in the PRC GAAP financial statements.

(ii)	In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.

(iii)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(iv)

Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the accounting policy change under PRC GAAP which became effective in 2017, the Group deducted the government grants related to purchase of assets (other than special funds) from the cost of the related assets. The accounting treatment is consistent with IFRSs.

The difference is resulted from government grants received prior to 2017 and recognised in capital reserve under PRC GAAP.

(v)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

6	Seasonality of operations

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenue and results of the Group in the first half of the year are generally lower than those in the second half of the year.

7	Interest expense

	Six months ended 30 June
	2018	2017
	RMB million	RMB million
Interest on borrowings	918	790
Interest relating to obligations under finance leases	1,133	964

Total interest expense on financial liabilities not at fair value through profit or loss	2,051	1,754
Less: amounts capitalised as construction in progress (Note 14)	(512)	(436)

	1,539	1,318
Interest rate swaps: cash flow hedges, reclassified from equity (Note 11)	(3)	14

	1,536	1,332

The weighted average interest rate used for interest capitalisation was 3.82% per annum for the six months ended 30 June 2018 (six months ended 30 June 2017: 3.25%).

8	Other net income

	Six months ended 30 June
	2018	2017
	RMB million	RMB million
Government grants (Note)	1,855	1,340
Gains/(losses) on disposal of property, plant and equipment, net and construction in progress
– Aircraft, spare engines and relating construction in progress	249	388
– Other property, plant and equipment	45	(6)
Others	263	226

	2,412	1,948

Note:

Government grants represent (i) subsidies based on certain amount of tax paid; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised for the six months ended 30 June 2018.

9	Operating profit

Operating profit is stated after charging/(crediting) the following items:

	Six months ended 30 June
	2018	2017
	RMB million	RMB million
Jet fuel costs	19,381	15,402
Depreciation of property, plant and equipment
– Owned	3,960	3,972
– Finance leased	2,807	2,366
Other amortisation	195	170
Amortisation of deferred benefits and gains	(16)	(40)
Operating lease charges
– Aircraft and engines	3,968	4,001
– Land and buildings	500	453
Staff costs	11,960	11,125

10	Income tax

	Six months ended 30 June
	2018	2017
	RMB million	RMB million
PRC income tax	720	974
Deferred tax	(38)	(12)

	682	962

In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior periods.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its PRC subsidiaries are subject to PRC income tax at 25% (six months ended 30 June 2017: 25%). Certain PRC subsidiaries of the Company are subject to preferential income tax rate at 15% either because they are qualified as Advanced and New Technology Enterprises, or according to the preferential tax policy in locations, where those subsidiaries are located.

11	Other comprehensive income

	Six months ended 30 June
	2018	2017
	RMB million	RMB million
		(Note)
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	55	(21)
Reclassification adjustments for amounts transferred to profit or loss:
– interest (income)/expense (Note 7)	(3)	14
Net deferred tax (debited)/credited to other comprehensive income	(13)	2

Net movement during the period recognised in other comprehensive income	39	(5)

Available-for-sale financial assets:
Changes in fair value recognised during the period	—	3
Net deferred tax debited to other comprehensive income	—	(1)

Net movement during the period recognised in other comprehensive income	—	2

Equity investments:
Changes in fair value recognised during the period	287	—
Net deferred tax debited to other comprehensive income	(72)	—

Net movement during the period recognised in other comprehensive income	215	—

Note:	The Group has initially applied IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See note 2.

12	Earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2018 is based on the profit attributable to equity shareholders of the Company of RMB2,095 million (six months ended 30 June 2017: RMB2,772 million) and the weighted average of 10,088,173,272 shares (six months ended 30 June 2017: 9,817,567,000 shares) in issue during the periods.

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior periods.

13	Property, plant and equipment, net

	Six months ended 30 June 2018
	Aircraft, engines and flight equipment	Others	Total
	RMB million	RMB million	RMB million
Carrying amounts at 1 January 2018	147,563	11,363	158,926
Additions	6,003	252	6,255
Transfers from construction in progress (Note 14)	7,239	352	7,591
Transfer to assets held for sale	(32)	—	(32)
Depreciation charges	(6,284)	(483)	(6,767)
Disposals	(486)	(32)	(518)

Carrying amounts at 30 June 2018	154,003	11,452	165,455

As at 30 June 2018, certain of the Group’s aircraft with an aggregate carrying value of approximately RMB91,061 million (as at 31 December 2017: RMB83,687 million) and certain of the Group’s other flight equipment with an aggregate carrying value of approximately RMB197 million (as at 31 December 2017: RMB206 million) were mortgaged under certain loans or certain lease agreements (Note 17 and Note 18).

14	Construction in progress

	Six months ended 30 June 2018
	Advance payments for the acquisition of aircraft and flight equipment	Others	Total
	RMB million	RMB million	RMB million
Carrying amounts at 1 January 2018	27,543	2,690	30,233
Additions	9,593	1,378	10,971
Interest capitalised (Note 7)	497	15	512
Transfer to property, plant and equipment (Note 13)	(7,239)	(352)	(7,591)
Transfer to other assets	—	(58)	(58)
Disposals	(1,814)	—	(1,814)

Carrying amounts at 30 June 2018	28,580	3,673	32,253

15	Lease prepayments

Six months ended 30 June 2018
Land use rights
RMB million
Carrying amounts at 1 January 2018	2,923
Additions	7
Amortisation	(42)

Carrying amounts at 30 June 2018	2,888

16	Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	30 June	31 December
	2018	2017
	RMB million	RMB million
Within 1 month	2,861	2,067
More than 1 month but less than 3 months	442	497
More than 3 months but less than 12 months	221	112
More than 1 year	42	36

	3,566	2,712
Less: loss allowance	(33)	(37)

	3,533	2,675

17	Borrowings

Borrowings are analysed as follows:

	30 June	31 December
	2018	2017
	RMB million	RMB million
Non-current
Long-term bank borrowings
– secured (Note (i))	420	596
– unsecured	5,951	5,427

	6,371	6,023
Corporate bond
– unsecured	—	10,000

Medium-term notes
– unsecured	4,699	4,696

	11,070	20,719

Current
Long-term bank borrowings
– secured (Note (i))	175	208
– unsecured	2,346	3,734
Short-term bank borrowings
– unsecured	23,125	20,626
Ultra-short-term financing bills
– unsecured	1,000	—

	26,646	24,568
Current portion of corporate bond
– unsecured (Note (ii))	13,000	3,000

	39,646	27,568

Total borrowings	50,716	48,287

17	Borrowings (continued)

The contractual maturities at the end of the reporting period of the Group’s borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the reporting period) are as follows:

	30 June 2018	31 December 2017
	RMB million	RMB million
Within one year	40,929	28,776
After 1 year but within 2 years	8,393	9,676
After 2 years but within 5 years	2,878	11,975
After 5 years	375	28

	52,575	50,455

Notes:

(i)

As at 30 June 2018, bank borrowings of the Group of approximately RMB330 million (31 December 2017: RMB539 million) were secured by certain aircraft with a carrying amount of RMB1,275 million (31 December 2017: RMB1,331 million) and certain other flight equipment with a carrying amount of RMB197million (31 December 2017: RMB206 million). Bank borrowings of approximately RMB265 million (31 December 2017: RMB265 million) were secured by certain land use right of RMB89 million (31 December 2017: RMB90 million) and investment property of RMB18 million (31 December 2017: RMB20 million).

(ii)

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 20 November 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 3 March 2016 at a bond rate of 2.97%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 25 May 2016 at a bond rate of 3.12%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date.

As at 30 June 2018, all of the above corporate bonds in the amount of RMB13,000 million were included in the current portion corporate bonds.

18	Obligations under finance leases

	30 June 2018			31 December 2017
	Present value of the minimum lease payments	Total minimum lease payments	Interest	Present value of the minimum lease payments	Total minimum lease payments	Interest
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Within 1 year	9,160	11,968	2,808	8,341	10,764	2,423
After 1 year but within 2 years	9,222	11,661	2,439	8,145	10,257	2,112
After 2 years but within 5 years	28,664	33,357	4,693	25,376	29,627	4,251
After 5 years	26,699	29,041	2,342	26,062	28,251	2,189

	73,745	86,027	12,282	67,924	78,899	10,975

Less: balance due within one year classified as current liabilities	(9,160)			(8,341)

Long-term portion	64,585			59,583

As at 30 June 2018, finance lease obligations were secured by certain of the Group’s aircraft with carrying amounts of RMB89,786 million (31 December 2017: RMB82,356 million).

19	Trade payables

Ageing analysis of trade payables is set out below:

	30 June 2018	31 December 2017
	RMB million	RMB million
Within 1 month	471	465
More than 1 month but less than 3 months	490	533
More than 3 months but less than 6 months	489	497
More than 6 months but less than 1 year	452	443
More than 1 year	120	187

	2,022	2,125

20	Reserves and dividends

(a)	Dividends

(i)	The Board of Directors does not recommend to declare an interim dividend for the six months ended 30 June 2018. No interim dividend was declared in respect of the six months ended 30 June 2017.

(ii)

A dividend in respect of the year ended 31 December 2017 of RMB0.1 per share (inclusive of applicable tax) (2016: RMB0.1 per share (inclusive of applicable tax)), totalling RMB1,009 million (2016: RMB982 million), was proposed by the directors on 26 March 2018 and approved at the Company’s Annual General Meeting on 15 June 2018. Up to 30 June 2018, nil of the dividend for the year ended 31 December 2017 has been paid. As at 30 June 2018, the amount of dividends payable was included in other liabilities.

(b)	Reserve

(i)	Fair value reserve (recycling)

The fair value reserve (recycling) comprises the cumulative net change in the fair value of derivative financial instruments. Prior to 1 January 2018, this reserve also included RMB240 million of cumulative net change in the fair value of available-for-sale financial assets held at the end of the reporting period in accordance with IAS 39. Upon initial adoption of IFRS 9 at 1 January 2018, amounts of RMB30 million and RMB210 million were transferred to retained earnings and fair value reserve (non-recycling) respectively (see note 2(b)).

(ii)	Fair value reserve (non-recycling)

The fair value reserve (non-recycling) comprises the cumulative net change in the fair value of equity investments designated at FVOCI under IFRS 9 that are held at the end of the reporting period (see note 2 (b)).

(iii)	Statutory surplus reserve

No transfer to statutory surplus reserve has been made during the six months ended 30 June 2018 (six months ended 30 June 2017: nil).

21	Commitments

(a)	Capital commitments

As at the end of the reporting period, the Group had capital commitments as follows:

	30 June 2018	31 December 2017
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	82,490	86,834

Investment commitments
– authorised and contracted for
– capital contributions for acquisition of interests in joint venture	111	—

– share of capital commitments of a joint venture	28	18
– authorised but not contracted for
– share of capital commitments of a joint venture	14	22

	153	40
Commitments for other property, plant and equipment
– authorised and contracted for	8,587	6,386
– authorised but not contracted for	13,236	15,636

	21,823	22,022

	104,466	108,896

(b)	Operating lease commitments

As at the end of the reporting period, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	30 June 2018	31 December 2017
	RMB million	RMB million
Payments due
Within 1 year	9,161	8,283
After 1 year but within 5 years	31,244	31,175
After 5 years	26,813	30,007

	67,218	69,465

22	Material related party transactions

(a)	Key management personnel remuneration

Key management, including directors, supervisors and senior management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB3.78 million for the six months ended 30 June 2018 (six months ended 30 June 2017: RMB4.09 million). Such remuneration is included in “staff costs” as disclosed in Note 9.

22	Material related party transactions (continued)

(b)	Transactions with China Southern Air Holding Limited Company (“CSAH”) and its affiliates (the “CSAH Group”), associates, joint ventures and other related companies of the Group

	Six months ended 30 June
	2018	2017
	RMB million	RMB million
Income received from the CSAH Group
Entrusted management income	14	—
Others	7	3

Expenses paid to the CSAH Group
Cargo handling charges	54	53
Commission expenses	10	15
Air catering supplies expenses	69	69
Repairing charges	824	604
Lease charges for land and buildings	117	94
Property management fee	49	34
Maintenance material purchase cost	78	33
Others	7	3

Expenses paid to joint ventures and associates
Repairing charges	958	1,173
Maintenance material purchase cost	34	33
Ground service expenses	61	74
Air catering supplies expenses	49	55
Advertising expenses	34	36
Property management fee	12	12
Flight simulation service charges	—	186
Training expenses	—	36
Others	1	3

Income received from joint ventures and associates
Handling income	9	10
Rental income	5	21
Entrustment income for advertising media business	1	11
Air catering supplies income	16	14
Commission income	12	17
Ground service income	3	5
Labour service income	8	—
Others	3	1

Expenses paid to other related companies
Computer reservation services	303	269
Aviation supplies expenses	19	18
Canteen service	13	9
Others	8	—

Income received from other related companies
Air ticket income	2	—

Aircraft related transactions with CSAH Group
Consideration of disposal of aircraft	371	—
Finance lease charges on aircraft	527	—
Operating lease charges on aircraft	33	—

In addition to the above, certain affiliates of CSAH also provided hotel and other services to the Group during the six months ended 30 June 2018 and 2017. The total amount paid or payable to CSAH Group was not material to the results of the Group for the period.

22	Material related party transactions (continued)

(c)	Balances with the CSAH Group, associates, joint ventures and other related companies of the Group

	30 June 2018 RMB million	31 December 2017 RMB million
Receivables
The CSAH Group	47	9
Associates	40	18
Joint ventures	27	49
Other related companies	6	—

	120	76

Prepayments of acquisition of long-term assets:
The CSAH Group	160	160

Payables
The CSAH Group	52	50
Associates	8	1
Joint ventures	—	48
Other related companies	9	2

	69	101

Accrued expenses
The CSAH Group	931	1,023
Associates	117	95
Joint ventures	887	1,086
Other related companies	476	571

	2,411	2,775

Obligations under finance leases
The CSAH Group	12,007	6,656

Except the obligations under finance leases, the amounts due from/to the CSAH Group, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

22	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

As at 30 June 2018, loans from Southern Airlines Group Finance Company Limited (“SA Finance”) to the Group amounted to RMB917 million (31 December 2017: RMB431 million). Interest expense paid on such loans amounted to RMB8 million (six months ended 30 June 2017: RMB4 million) and the interest rates ranged from 3.92% to 4.51% per annum during the six months ended 30 June 2018 (six months ended 30 June 2017: 3.92% per annum).

In 2018, CSAH, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB105 million to the Group from 28 April 2018 to 27 April 2019. The interest rate is 90% of benchmark interest rate stipulated by People’s Bank of China per annum. Interest expense paid on such loans amounted to RMB2 million (six months ended 30 June 2017: RMB2 million) and the interest rate was 3.92% per annum during the six months ended 30 June 2018 (six months ended 30 June 2017: 3.92% per annum).

(ii)	Deposits placed with SA Finance

As at 30 June 2018, the Group’s deposits with SA Finance amounted to RMB4,189 million (31 December 2017: RMB6,095 million). The applicable interest rates were determined in accordance with the rates published by the People’s Bank of China.

Interest income received on such deposits amounted to RMB38 million (six months ended 30 June 2017: RMB31 million).

(e)	Commitments to CSAH

As at 30 June 2018, the Group had operating lease commitments to CSAH in respect of lease payments for land and buildings of RMB870 million (31 December 2017: RMB334 million) and aircraft of RMB135 million (31 December 2017: Nil).

23	Contingent liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. On 7 February 2018, CSAH issued a letter of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2017: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2018, total personal bank loans of RMB341 million (31 December 2017: RMB361 million), under these guarantees, were drawn down from the banks. During the period, nil payment has been made by the Group (six months ended 30 June 2017: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

(d)

During this period, the Group was aware of that the Group, together with certain third party information technology company, were claimed as defendants in an alleged dispute over a loan contract between a local commercial bank and a third party company (“the Defendant”). The amount of the action was around RMB98 million. As of the issuance date of this interim financial report, the claim was passed to Tianjin High People’s Court for further hearing process. The claim relates to a suspected use of forgery company stamps of the Group by the Defendant, and the Group has already reported to the local Public Security Bureau for investigations. The directors consider that given the preliminary status of the claim, the Group cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

24	Non-adjusting events after the reporting period

On 16 August 2018, the Company received the “Approval on the Non-Public Issuance of Shares of China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2018] No.1235) for approving the non-public issuance of not more than 1.8 billion new A shares by the Company.

25	Comparative figures

The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. Further details of the changes in accounting policies are disclosed in note 2.

26	Possible impact of amendments, new standards and interpretations issued but not yet effective for the six months ended 30 June 2018

A number of amendments and new standards are effective for annual periods beginning after 1 January 2018 and earlier application is permitted. The Group has not early adopted any new or amended standards in preparing this interim financial report. However, as the Group has not completed its assessment of IFRS 16, further impacts may be identified in due course and will be taken into consideration when determining the adoption of these new requirements and which transitional approach to take, where there are alternative approaches allowed under the new standards.

IFRS 16 “Leases” is relevant to the Group and becomes effective for accounting periods beginning on or after 1 January 2019. The standard eliminates the lessee’s classification of leases as either operating leases or finance leases and, instead, introduces a single lease accounting model. Applying that model, a lessee is required to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. IFRS 16 will primarily affect the Group’s accounting as a lessee of leases for aircraft and related equipment, buildings and other equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to a material increase in both assets and liabilities and to impact on the timing of the expense recognition in the statement of profit or loss over the period of the lease. The Group is in the process of making an assessment of IFRS 16 to determine the amounts of new assets and liabilities arising from operating lease commitments on adoption of IFRS 16.

Supplementary Information to the Interim Financial Report

(Expressed in Renminbi)

Reconciliation of Differences in Interim Financial Report Prepared Under Different GAAPs

(1)	The effect of the differences between PRC GAAP and IFRSs on profit attributable to equity shareholders of the Company is analysed as follows:

	Note	Six months ended 30 June 2018 RMB million	Six months ended 30 June 2017 RMB million
			(Restated)
Amounts under PRC GAAP		2,137	2,768
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	(58)	15
Government grants	(b)	—	1
Adjustments arising from the Company’s business combination under common control	(c)	—	(1)
Tax impact of the above adjustments		14	(4)
Effect of the above adjustments on non-controlling interests		2	(7)

Amounts under IFRSs		2,095	2,772

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

	Note	As at 30 June 2018 RMB million	As at 31 December 2017 RMB million
Amounts under PRC GAAP		51,508	49,594
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	138	196
Government grants	(b)	(8)	(8)
Adjustment arising from the Company’s business combination under common control	(c)	237	237
Tax impact of the above adjustments		(33)	(47)
Effect of the above adjustments on non-controlling interests		(34)	(36)

Amounts under IFRSs		51,808	49,936

Reconciliation of Differences in Interim Financial Report Prepared Under Different GAAPs (continued)

Notes:

(a)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)

Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the accounting policy change under PRC GAAP which became effective in 2017, the Group deducted the government grants related to purchase of assets (other than special funds) from the cost of the related assets. The accounting treatment is consistent with IFRSs.

The difference is resulted from government grants received prior to 2017 and recognised in capital reserve under PRC GAAP.

(c)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.